Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

DATED AS OF AUGUST 24, 2018,

BY AND AMONG

REX ENERGY CORPORATION, AND

REX SUBSIDIARIES,

COLLECTIVELY, AS SELLERS,

AND

PENNENERGY RESOURCES, LLC,

AS BUYER

5.5	Permits, Compliance with Legal Requirements and Equipment	41

5.6	Wells; Plug and Abandon Notice	41

5.7	Imbalances	42

5.8	Hedging	42

5.9	Preferential Purchase Rights and Drag-Along and Tag-Alongs	42

5.10	Suspense Funds	42

5.11	Intellectual Property	43

5.12	Legal Proceedings	43

5.13	No Take-or-Pay Obligations; Royalties	43

5.14	[RESERVED]	43

5.15	Brokers or Finders	43

5.16	Non-Consent Operations; Current Commitments, Advances, Expenses	44

5.17	Environmental Matters	44

5.18	Title and Leases	45

5.19	Operatorship	46

5.20	Casualty Losses	46

5.21	Credit Support	46

5.22	Books and Records	46

5.23	Labor Matters	46

5.24	Employee Benefit Plan Matters	47

5.25	Taxes	48

5.26	Regulatory Matters	48

5.27	Insurance	48

5.28	Cash Collateral	49

Article 6 REPRESENTATIONS AND WARRANTIES OF BUYER		49

6.1	Organization and Good Standing	49

6.2	Authority; Validity; Consents	49

6.3	No Conflict	49

6.4	Litigation	50

6.5	Bankruptcy	50

6.6	Brokers or Finders	50

6.7	Financial Capability	50

Article 7 ACTIONS PRIOR TO THE CLOSING DATE		50

7.1	Access and Reports	50

7.2	Operations Prior to the Closing Date	52

7.3	Commercially Reasonable Efforts	54

7.4	Regulatory Approvals	54

7.5	Bankruptcy Court Approval	55

7.6	Bankruptcy Filings	56

7.7	Financing; Cooperation	56

7.8	Special Financial Statements	58

7.9	Tag-Alongs	59

7.10	Seller Indebtedness	60

7.11	Casualty Loss	60

7.12	Assumed Hedge Contracts	60

7.13	Suspense Funds	60

7.14	FERC Waivers	60

7.15	Plan of Liquidation	60

7.16	Release of Avoidance Actions	60

Article 8 ADDITIONAL AGREEMENTS		61

8.1	Taxes	61

8.2	Assigned Contracts; Adequate Assurance and Performance	62

8.3	Employee Matters	62

8.4	Post-Closing Books and Records and Personnel	63

8.5	Disclaimers	64

8.6	Successor Operator	65

Article 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER TO CLOSE		66

9.1	Accuracy of Representations	66

9.2	Sellers’ Performance	66

9.3	Sellers’ Deliveries	66

Article 10 CONDITIONS PRECEDENT TO THE OBLIGATION OF BUYER AND SELLERS		66

10.1	No Order	66

10.2	Sale Order	67

10.3	HSR Act	67

Article 11 CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLERS TO CLOSE		67

11.1	Accuracy of Representations	67

11.2	Buyer’s Performance	67

11.3	Buyer’s Deliveries	67

Article 12 TERMINATION		67

12.1	Termination Events	67

12.2	Effect of Termination	69

Article 13 GENERAL PROVISIONS		70

13.1	No Survival of Representations and Warranties	70

13.2	Notices	71

13.3	Waiver; Waiver of Damages	72

13.4	Entire Agreement; Amendment	73

13.5	Assignment	73

13.6	Severability	73

13.7	Expenses	73

13.8	Specific Performance	74

13.9	Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver	74

13.10	Counterparts	75

13.11	Parties in Interest; No Third Party Beneficiaries	75

13.12	No Recourse	75

13.13	Disclosure Schedules; Materiality	77

13.14	Liquidating Trustee	77

13.15	Seller Representative	77

13.16	Frustration of Closing Conditions	78

Schedules:

Schedule 1.1(a)	Sellers’ Knowledge Persons
Schedule 1.1(b)	Buyer’s Knowledge Persons
Schedule 1.1(c)	Contested Taxes
Schedule 1.1(d)	Rex Subsidiaries
Schedule 1.1(e)	Specified Depth Leases
Schedule 1.1(f)	Specified Contracts
Schedule 2.1(b)(iv)	Equipment
Schedule 2.1(b)(v)	Vehicles, Titled Equipment and Rolling Stock
Schedule 2.1(b)(ix)	Assumed Hedge Contracts
Schedule 2.1(b)(x)	Assumed Cash Collateral
Schedule 2.1(b)(xi)	Surface Rights
Schedule 2.1(b)(xix)	Assigned Receivables
Schedule 2.1(b)(xx)	Unsecured Notes
Schedule 2.2(d)	Excluded Assets
Schedule 2.3(l)	Specified Litigation
Schedule 2.5(a)	Desired 365 Contracts
Schedule 4.4(l)	Encumbrances
Schedule 7.14	Firm Transportation Agreements

Disclosure Schedules:

Disclosure Schedule 5.3	Sellers’ Consents & Conflicts
Disclosure Schedule 5.4	Material Contracts
Disclosure Schedule 5.5(b)	Compliance with Legal Requirements
Disclosure Schedule 5.6	Plugging and Abandonment Obligations
Disclosure Schedule 5.9(a)	Preferential Purchase Rights
Disclosure Schedule 5.9(b)	Drag-Alongs and Tag-Alongs
Disclosure Schedule 5.10	Suspense Funds
Disclosure Schedule 5.12	Legal Proceedings
Disclosure Schedule 5.13	No Take-or-Pay Obligations; Royalties
Disclosure Schedule 5.15	Brokers and Finders
Disclosure Schedule 5.16	Non-Consent Operations; Current Commitments, Advances, Expenses
Disclosure Schedule 5.17	Environmental Matters
Disclosure Schedule 5.18	Title and Leases
Disclosure Schedule 5.21	Credit Support
Disclosure Schedule 5.23	Labor Proceedings
Disclosure Schedule 5.24	Employee Benefit Plans
Disclosure Schedule 5.25	Taxes
Disclosure Schedule 5.27	Insurance
Disclosure Schedule 5.28	Cash Collateral
Disclosure Schedule 6.3	Buyer’s Consents & Conflicts
Disclosure Schedule 7.2	Operations Prior to the Closing Date
Disclosure Schedule 7.2(a)(ii)	Contested Royalties
Disclosure Schedule 8.2(c)	Seller Credit Obligations

Disclosure Schedule 8.3(a)	Applicable Employees and Applicable Contractors

Exhibits:

Exhibit A	Assigned Leases and Interests
Exhibit B	Wells
Exhibit C-1	Form of Assignment (Ohio Assets)
Exhibit C-2	Form of Assignment (Pennsylvania Assets)
Exhibit D	Form of Master Assignment
Exhibit E	Form Sale Order
Exhibit F	Subject Area
Exhibit G	Form of Lease Claimant Form

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of August 24, 2018 (the “Execution Date”), is by and among Rex Energy Corporation, a Delaware corporation, whose address is 476 Rolling Ridge Drive, Ste. 300, State College, PA 16801 (“REC”; and collectively with the Rex Subsidiaries, the “Sellers”, and each individually, a “Seller”), and PennEnergy Resources, LLC, a Delaware limited liability company, whose address is 1000 Commerce Dr. #100, Pittsburgh, PA 15275 (“Buyer”). Capitalized terms used but not otherwise defined herein have the meanings set forth in Article 1. Sellers and Buyer are sometimes referred to collectively herein as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, Sellers are engaged in the business of onshore oil and natural gas exploration, development and production in the States of Pennsylvania and Ohio, and own, in varying proportions, certain oil and gas leases and associated assets more particularly described in Section 2.1;

WHEREAS, on May 18, 2018 (the “Petition Date”), REC commenced a voluntary case under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Western District of Pennsylvania (the “Bankruptcy Court”);

WHEREAS, Sellers desire to sell to Buyer all of the Assets, and Buyer desires to purchase from Sellers all of the Assets and assume all of the Assumed Liabilities, upon the terms and conditions hereinafter set forth;

WHEREAS, the Parties intend to effectuate the transactions contemplated by this Agreement through a sale of the Assets pursuant to Sections 105, 363 and 365 of the Bankruptcy Code; and

WHEREAS, Sellers’ ability, and Buyer’s obligation, to consummate the transactions set forth in this Agreement is conditioned on and subject to, among other things, the entry of the Sale Order by the Bankruptcy Court.

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions.

For purposes of this Agreement, the following terms have the meanings specified or referenced below.

“365 Contracts” means all of Sellers’ executory Contracts pertaining to and included in the Assets.

“Acquired D&O Claims” has the meaning set forth in Section 2.1(b)(xviii).

“Adjusted Purchase Price” has the meaning set forth in Section 3.1.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly (through one or more intermediaries) Controls, is Controlled by, or is under common Control with, such specified Person.

“Agreement” has the meaning set forth in the introductory paragraph.

“Allocation” has the meaning set forth in Section 2.8.

“Antitrust Division” has the meaning set forth in Section 7.4(a).

“Antitrust Laws” has the meaning set forth in Section 7.4(b).

“Antitrust Order” has the meaning set forth in Section 7.4(b).

“Applicable Contractors” means those individuals engaged by a Seller or its Affiliate as an independent contractor that are listed on Disclosure Schedule 8.3(a).

“Applicable Employees” means those employees of a Seller or its Affiliate that are listed on Disclosure Schedule 8.3(a).

“Assets” has the meaning set forth in Section 2.1(b).

“Assigned Contracts” has the meaning set forth in Section 2.1(b)(viii).

“Assigned Leases and Interests” has the meaning set forth in Section 2.1(b)(i).

“Assignment” means the Assignment, Bill of Sale, Deed, and Conveyance (a) with respect to all Assets located in the State of Ohio, in the form attached hereto as Exhibit C-1, and (b) with respect to all Assets located in the Commonwealth of Pennsylvania, in the form attached hereto as Exhibit C-2.

“Assumed Lease Liabilities” has the meaning set forth in Section 2.3(j).

“Assumed Hedge Contracts” has the meaning set forth in Section 2.1(b)(ix).

“Assumed Hedge Counterparty” shall mean each Person who is a counterparty of a Seller with respect to an Assumed Hedge Contract.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Assumed Prepetition Trade Claims” has the meaning set forth in Section 2.3(k).

“Assumed Unsecured Note Liabilities” has the meaning set forth in Section 2.3(i).

“Bankruptcy Case” means the case commenced by Sellers under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, styled In re: R.E. Gas Development, LLC, et al., jointly administered under Case No. 18-22032 (JAD), and pending before the Bankruptcy Court.

“Bankruptcy Code” means Title 11 of the United States Code, Sections 101 et seq.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Bid Procedures” means the procedures employed with respect to the proposed sale of the Assets and the assumption of the Assumed Liabilities, as approved by the Bankruptcy Court pursuant to the Bid Procedures Order.

“Bid Procedures Order” means the order of the Bankruptcy Court dated June 29, 2018 entered on the docket of the Bankruptcy Cases as document number 370.

“Business Day” means any day, other than Saturday or Sunday, on which commercial banks are open for commercial business with the public in Pittsburgh, Pennsylvania and New York City, New York.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer’s Auditor” has the meaning set forth in Section 7.8(a).

“Cash and Cash Equivalents” means (a) money, currency or a credit balance in a deposit account at a financial institution, net of checks outstanding as of the time of determination, (b) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, (c) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, (d) commercial paper issued by any bank or any bank holding company owning any bank and (e) certificates of deposit or bankers’ acceptances issued by any commercial bank organized under the applicable Laws of the United States of America, excluding, in each case of the foregoing clauses (a) through (e), those amounts constituting (i) Cash Collateral or (ii) any proceeds of the Adjusted Purchase Price payable to Sellers hereunder.

“Cash Collateral” has the meaning set forth in Section 2.1(b)(x).

“Casualty Loss” means any loss, damage or destruction of the Assets that occurs during the period between the Execution Date and the Closing for any reason, including any act of God, fire, explosion, collision, earthquake, windstorm, flood, hurricane, tropical storm, terrorism, or other casualty or condemnation taking under the right of eminent domain, but excluding any loss, damage, or destruction as a result of depreciation, ordinary wear and tear, and any change in condition of the Assets for production of Hydrocarbons through normal depletion (which exclusion will include the watering-out of any Well, collapsed casing, sand infiltration of any Well, or other reservoir changes relating to production issues).

“Closing” has the meaning set forth in Section 4.1.

“Closing Cash and Cash Equivalents” means the aggregate amount of all Cash and Cash Equivalents of Sellers and its Affiliates as of the Closing Date.

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Payment” means the amount of cash consideration payable by Buyer to Sellers at the Closing, which shall be an amount equal to the remainder of (a) the estimate of the Adjusted Purchase Price determined in accordance with Section 3.3 minus (b) the Deposit Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the official committee of unsecured creditors in the Bankruptcy Case.

“Confidentiality Agreement” has the meaning set forth in Section 7.1(b).

“Consenting Second Lienholders” means the beneficial owners of and/or the investment manager of the beneficial owners of 1.00%/8.00% Senior Secured Second Lien Notes due 2020 who, along with Buyer, are parties to that certain Joint Bid Agreement dated August 24, 2018 (the “Joint Bid Agreement”).

“Contract” means any agreement, contract, obligation, instrument, promise or undertaking (in each case, whether written or oral) that is legally binding.

“Control” means the ability (directly or indirectly through one or more intermediaries) to direct or cause the direction of the management or affairs of a Person, whether through the ownership of voting interests, by contract or otherwise.

“Controlled Group Liabilities” means any and all Liabilities of a Seller or any of its ERISA Affiliates (i) under Title IV of ERISA, (ii) under Sections 206(g), 302 or 303 of ERISA, (iii) under Sections 412, 430, 431, 436 or 4971 of the Code, (iv) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of any foreign Legal Requirements.

“COPAS” means the COPAS 2005 Accounting Procedure recommended by the Council of Petroleum Accountants Societies, as interpreted by the Council of Petroleum Accountants Societies of North America under MFI-51 2005 COPAS Accounting Procedure.

“Copyrights” means any copyright, any copyrightable work, any registration or recording of any copyright or copyrightable work, and any application in connection therewith, including, without limitation, any such registration, recording, or application in the United States Copyright Office or in any similar office or agency of the United States, any State thereof, or any other country, and any renewal of any of the foregoing.

“Cure Costs” means any amounts necessary to cure any defaults of a Seller to permit such Seller to assume and assign to Buyer any and all Desired 365 Contracts and Leases under Section 365(a) of the Bankruptcy Code.

“Cut-Off Date” has the meaning set forth in Section 3.4(b).

“Debt Financing” has the meaning set forth in Section 7.7(a).

“Defensible Title” means the record and beneficial title in and to the Assets which, as of the Effective Time and Closing and subject to any Permitted Encumbrances:

(a) with respect to the Subject Formations applicable to each Lease listed on Exhibit A, Interest listed on Exhibit A and/or Well listed on Exhibit B, entitles Sellers to receive and retain, in the aggregate (and Buyer as of the Closing Date) a Net Revenue Interest in such Subject Formations not less than the Net Revenue Interest set forth for such Lease listed on Exhibit A, Interest listed on Exhibit A and/or Well listed on Exhibit B, except for any decrease caused by orders of the appropriate Governmental Authority having jurisdiction that are promulgated after the Execution Date that concern pooling, unitization, communization or spacing matters;

(b) as to the Subject Formations applicable as to any Well, obligates Sellers, in the aggregate (and Buyer as of the Closing Date) to bear a Working Interest for such Well with respect to such Subject Formations which is not more than the Working Interest set forth for such Well in Exhibit B, except for any increase (i) that also results in at least a proportional increase in the Net Revenue Interest associated with such Subject Formations for such Well or (ii) caused by orders of the appropriate Governmental Authority having jurisdiction that are promulgated after the Execution Date that concern pooling, unitization, communization or spacing matters;

(c) entitles Sellers, in the aggregate, to the number of Net Mineral Acres as to the Subject Formations applicable to a Lease or Interest as set forth therefor on Exhibit A (in each case solely at the applicable Subject Formations);

(d) with respect to any Assets other than any Wells, Leases or Interests or intangible assets (such as books and records), is good and marketable title; and

(e) is free and clear of all Encumbrances;

excepting, in the case of (a) through (e), any individual matter, deficiency or burden that results in the failure of Sellers to have record and beneficial title that would not be reasonably likely to result in a reduction in the value of the Assets greater than $50,000.00.

“Deposit Amount” has the meaning set forth in Section 3.2.

“Deposit Escrow Agreement” means that certain escrow agreement, dated as of July 26, 2018, by and among REC, Buyer and the Escrow Agent.

“Desired 365 Contracts” has the meaning set forth in Section 2.5(a).

“DIP Agent” means Angelo, Gordon Energy Servicer, LLC, as administrative and collateral agent under the DIP Facility.

“DIP Facility” has the meaning set forth in the DIP Orders.

“DIP/First Lien Credit Bid Amount” means the sum of: (a) the principal amount then-outstanding under the Prepetition First Lien Credit Agreement (excluding the Make-Whole

Amount, if any), plus any accrued and unpaid interest thereon, plus (b) the principal amount outstanding under the DIP Facility, plus accrued and unpaid interest thereon excluding any “rolled up” Make-Whole Amount), plus (c) the Make-Whole Amount.

“DIP/First Lien Payoff Amount” means the sum of: (a) the DIP/First Lien Credit Bid Amount, plus (b) all outstanding fees and expenses due under the DIP Facility (including any accrued and unpaid fees and expenses of any attorney, financial advisor, accountant, appraiser, monitor or other professional Person who is retained by the lenders under the Prepetition First Lien Credit Agreement or DIP Facility), plus (c) all other Secured Obligations outstanding, if any, under the Prepetition First Lien Credit Agreement or the DIP Credit Agreement (as such terms are defined in the DIP Orders) on account of any terminated secured swap agreement minus (d) the amount determined in accordance with clause (2) of the proviso in Section 3.3 (which amount described in this clause (d) shall not exceed $2,250,000).

“DIP Orders” mean, collectively, (a) the Interim Order Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364, and 507 and Bankruptcy Rules 2002, 4001 and 9014 (I) Authorizing the Debtors to Obtain Senior Secured, Superpriority, Post-Petition Financing, (II) Authorizing Use of Cash Collateral, (III) Granting Priming Liens, Priority Liens and Super-Priority Claims, (IV) Granting Adequate Protection to Prepetition Secured Parties and (V) Scheduling a Final Hearing Pursuant to Bankruptcy Rules 4001(B) and (C) [Docket No. 137] (the “Interim DIP Order”) and (b) the Final Order (as defined in the Interim DIP Order).

“Disputed Specified Litigation Cure Claims” means any amounts that are found or agreed to be due and owing under the terms of the leases subject to the Specified Litigation pursuant to any Order or settlement or similar agreement, other than the Undisputed Specified Litigation Cure Claims.

“Drag-Along” means the right or option of a Seller or any Affiliate of a Seller under any Assigned Contract, Lease or other instrument binding on any Seller, any Affiliate of Seller or the Assets to require and cause a Person to directly or indirectly sell, transfer, dispose, or assign any interest in any of the Assets.

“Effective Time” means 12:01 a.m. Eastern Time on September 1, 2018.

“Employee Benefit Plan” means (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA; and (b) each personnel policy, equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, retention agreement, change of control agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding that is not described in clause (a) above.

“Encumbrance” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement or encumbrance or any other right of a third party in respect of an asset of such Person, and, excepting any Assigned Contracts, any dedication under any gathering, transportation, treating, processing, fractionating, purchase, sale or similar agreements.

“Environmental Condition” means any violation of or failure to comply with any Environmental Laws or any condition, matter, Release or Liability for which Remediation or corrective action is required under applicable Environmental Laws (including in respect of any Release of Hazardous Substances); provided, however, that an Environmental Condition shall not include any Liabilities that are subject to impairment or discharge in the Bankruptcy Case.

“Environmental Laws” means any and all Legal Requirements, each as amended or supplemented from time to time, in effect at the relevant date or for the relevant period relating to the protection of human health and safety (with respect to exposure to Hazardous Substances) or the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. §§ 1801, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901, et seq.), the Clean Water Act (33 U.S.C. §§ 1251, et seq.), the Clean Air Act (42 U.S.C. §§ 7401, et seq.) the Toxic Substances Control Act (15 U.S.C. §§ 2601, et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136, et seq.), and the regulations promulgated pursuant thereto.

“Environmental Permit” shall mean any permit, license, registration, consent, certification, exemption, variance, approval or other authorization required under or issued pursuant to any Environmental Law.

“Equipment” has the meaning set forth in Section 2.1(b)(iv).

“Equity Financing” has the meaning set forth in Section 7.7(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes such Person, or that is a member of the same “controlled group” as such Person pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means Wells Fargo Bank, National Association, a national banking association organized under the laws of the United States.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” means all Contracts of Sellers other than the Assigned Contracts.

“Excluded Leases and Interests” means, collectively, all Leases and Interests of Sellers that are located outside of the Subject Area.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded Records” means (a) the general corporate files and records of Sellers, insofar as they relate to Sellers’ business generally and are not required for the future ownership or operation of the Assets, (b) all legal files and records, including all work product of and the attorney-client communications with Sellers’ legal counsel or any other documents or instruments that may be protected by an attorney-client privilege (other than (i) title opinions or (ii) files or records related to Assumed Liabilities or the Assets), (c) Sellers’ Income Tax files and records, (d) employee files (other than files of Transferred Employees that are permitted to be transferred pursuant to applicable Legal Requirement), (e) records, data, correspondence, materials and descriptions relating to the auction, marketing, negotiation or sale of the Assets including existence or identities of any prospective inquirers, bidders or prospective purchasers of any of the Assets, any bids received from, or records of negotiations with, any such prospective purchasers and any analyses of such bids, including competing bids and (f) any other files or records to the extent relating to any Excluded Assets or expressly excluded from the Assets pursuant to Section 2.1(b)(xii).

“Execution Date” has the meaning set forth in the introductory paragraph.

“FERC” has the meaning set forth in Section 7.14.

“FERC Waivers” has the meaning set forth in Section 7.14.

“FICA” has the meaning set forth in Section 8.3(b).

“Final Order” means a judgment or Order of the Bankruptcy Court (or any other court of competent jurisdiction) entered by the clerk of the Bankruptcy Court (or such other court or any related adversary proceeding or contested matter) on the docket in the Bankruptcy Case (or the docket of such other court or any related adversary proceeding or contested matter), which has not been modified, amended, reversed, vacated or stayed (other than such modifications or amendments that are consented to by Buyer) and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, stay, re-argument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, stay, re-argument or rehearing will then be pending or (b) if an appeal, writ of certiorari, new trial, stay, re-argument or rehearing thereof has been sought, such Order or judgment of the Bankruptcy Court (or other court of competent jurisdiction) will have been affirmed by the highest court to which such Order was appealed, or certiorari will have been denied, or a new trial, stay, re-argument or rehearing will have expired, as a result of which such Proceeding or Order will have become final in accordance with Bankruptcy Rule 8002; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such Order, will not cause an Order not to be a Final Order.

“Financing” has the meaning set forth in Section 7.7(a).

“Financing Sources” means (a) the Persons who have provided or do provide the Financing, including any Persons named in any debt commitment letters, joinder agreements, indentures or credit agreements or similar agreements entered into in connection therewith or relating thereto and (b) each such Persons’ Affiliates, officers, directors, employees and representatives, advisors, counsels and consultants and their successors and assigns, excluding in each case, Buyer.

“Firm Transportation Agreements” has the meaning set forth in Section 7.14.

“FTC” has the meaning set forth in Section 7.4(a).

“Fund Administrator” has the meaning set forth in Section 2.3(j).

“FUTA” has the meaning set forth in Section 8.3(b).

“Governmental Authority” means any court or tribunal (including an arbitrator or arbitral panel) in any jurisdiction (domestic or foreign) or any federal, tribal, state, county, administrative, municipal or other governmental or quasi-governmental body, agency, authority, department, board, commission, bureau, or other authority or instrumentality.

“Governmental Authorization” means any approval, consent, license, permit, waiver or other authorization issued, granted or otherwise made available by or under the authority of any Governmental Authority.

“Hazardous Substance” means any pollutants, contaminants, NORM and other radioactive materials, chemicals, petroleum, petroleum products, crude oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, and other Hydrocarbons (whether refined or unrefined), or radioactive, industrial, toxic or hazardous substances and any “contaminant,” “hazardous waste,” “hazardous material”, “hazardous substance”, “extremely hazardous substance”, “solid waste” or “toxic substance” or words of similar import under, or are otherwise regulated by, or form the basis for any Liability under, any provision of Environmental Law.

“Hedge Contracts” means any Contract to which any Seller or any of their Affiliates is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over the counter,” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, gas, minerals, and other gaseous and liquid hydrocarbons, or any combination of the foregoing, produced from and attributable to the Properties.

“Imbalances” means over-production or under-production or over-deliveries or under-deliveries with respect to Hydrocarbons produced from or allocated to the Properties, regardless of whether such over-production or under-production or over-deliveries or under-deliveries arise at the wellhead, pipeline (taking into account any line fill), gathering system, transportation system, processing plant, or other location, including any imbalances under gas balancing or similar agreements, imbalances under production handling agreements, imbalances under processing agreements, imbalances under the Assigned Leases and Interests, imbalances under gathering or transportation agreements, and imbalances under Operating Agreements.

“Income Tax” means any income, capital gains, franchise and similar Taxes.

“Individual Lease Claimant Calculation” means an amount equal to a Specified Lease Claimant’s claim on Schedule A of Proof of Claim No. 1447, multiplied by the exchange ratio that is the result of $1,005,000 divided by $12,262,117.57, which represents the amount of all such asserted claims of the Lease Claimants.

“Intellectual Property” means all intellectual property, including all Copyrights, Patents and Trademarks, owned, used or licensed by Sellers (or any of them) that are used or held for use primarily in connection with the ownership and operation of the Assets, but specifically excluding, for the avoidance of doubt, all seismic, geological, geochemical or geophysical data owned or licensed by Sellers and any of Sellers’ interpretations of such data (which data and interpretations thereof will constitute Records under this Agreement).

“Interests” means all mineral fee interests, mineral interests, mineral rights (excluding Leases) and mineral servitudes in which Sellers own an interest, including royalty interests, mineral royalty interests, overriding royalty interests, net profits interests, net profit royalty interest, net profit overriding royalty interests, production payments, carried interests, reversionary interests (including rights under non-consent provisions), possibilities of reverter, conversion rights and options and other rights of a similar nature, whether legal or equitable, whether vested or contingent.

“Invasive Activity” has the meaning set forth in Section 7.1(c).

“IRS” means the Internal Revenue Service.

“Joint Bid Agreement” has the meaning set forth in the definition of Consenting Second Lienholders.

“Knowledge” means, with respect to any matter in question, (a) in the case of Sellers, the actual knowledge of any of the individuals listed on Schedule 1.1(a) with respect to such matter, and (b) in the case of Buyer, the actual knowledge of any of the individuals listed on Schedule 1.1(b) with respect to such matter.

“Lease” means any oil and gas lease, oil, gas and mineral lease or sublease, coal lease and water lease and other leasehold interest in oil and gas, coal, water and/or other minerals, leasehold royalty interests, overriding royalty interests, net profits interests, net profit royalty interests, net profit overriding royalty interest, non-exclusive rights, carried interests, reversionary interests (including rights under non-consent provisions), possibilities of reverter, conversion rights and options and other rights of a similar nature and the leasehold estates created thereby, including carried interests, rights of recoupment, options, reversionary interests, convertible interests and rights to reassignment.

“Lease Claimant” means each claimant identified on Schedule A of Proof of Claim No. 1447 (received on August 6, 2018) filed by Mary Kerstetter, individually and on behalf of those similarly situated.

“Lease Claimant Form” means documents in substantially the form set forth on Exhibit G (subject to such amendments or modifications as are reasonably acceptable to both Buyer and REC).

“Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, statute, ordinance, principle of common law, regulation, rule, statute or treaty.

“Liability” means any debt, liability (including, without limitation, liability as an alleged successor) or obligation (whether direct or indirect, known or unknown, absolute or contingent, accrued or accrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Make-Whole Amount” has the meaning set forth in the DIP Orders.

“Master Assignment” means the Master Assignment, Bill of Sale, Deed, and Conveyance in the form attached hereto as Exhibit D.

“Material Adverse Effect” means any events, changes or circumstances that, individually or in the aggregate, has had or would be reasonably likely to (a) result in a material adverse effect on the value, ownership, operation and/or financial condition of the Assets, considered as a whole; or (b) result in a material adverse effect on Sellers’ ability to consummate the transactions contemplated by this Agreement or perform their obligations under this Agreement; provided, that, with respect to clause (a) only, none of the following will be taken into account in determining whether there is a Material Adverse Effect: (i) any change in the United States or foreign economies or financial markets in general; (ii) any change that generally affects the businesses in which Sellers generally compete; (iii) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) any change in applicable Legal Requirements or accounting rules; (v) any actions taken or proposed to be taken by Buyer or any of its Affiliates; and (vi) any effect resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement; provided the foregoing clauses (i), (ii), (iii), (iv) and (vi) only shall be taken into account in determining if a Material Adverse Effect has occurred to the extent any such matters disproportionately affect the Assets when compared to other oil and gas assets.

“Material Contracts” has the meaning set forth in Section 5.4(a).

“Necessary Consent” has the meaning set forth in Section 2.6(b)(i).

“Net Mineral Acre” means, (a) as to each Lease, the product of (i) the number of surface acres of land that are described in such Lease (i.e. gross acres), multiplied by (ii) the undivided interests in the fee minerals, non-executive interests and other mineral fee interests in the lands covered by such Lease, multiplied by (iii) Sellers’ aggregate Working Interest in such Lease (provided, however, if item (i), (ii) or (iii) of subpart (a) of this definition vary as to different areas within any tracts or parcels burdened by such Lease or with any of the depths for such Lease, a separate calculation shall be performed with respect to each such area or depth) and (b) as to each Interest the product of (i) the number of surface acres of land burdened by or included in such Interest (i.e. gross acres), multiplied by (ii) the undivided interests in the Interests in the lands covered by such Interest (provided, however, if item (i) or (ii) of subpart (b) of this definition vary as to different areas within any tracts or parcels burdened by such Interest or with any of the depths for such Interest, a separate calculation shall be performed with respect to each such area or depth).

“Net Revenue Interest” means, with respect to any Asset, the percentage interest in and to all production of Hydrocarbons saved, produced and marketed from or allocated to such Asset after satisfaction of all Royalties.

“NORM” means naturally occurring radioactive materials.

“Novation Agreements” shall mean, collectively, each ISDA Novation Agreement (in form and substance reasonably acceptable to Buyer and the applicable Seller) by and among an Assumed Hedge Counterparty under any applicable Assumed Hedge Contract, a Seller and Buyer pursuant to which such Seller shall novate the Assumed Hedge Contract to Buyer.

“Operating Agreement” means an operating agreement, joint operating agreement or similar agreement governing the development and/or production operations from one or more Wells or otherwise burdening one or more Assigned Lease and Interests.

“Order” means any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by any Governmental Authority.

“Outside Date” has the meaning set forth in Section 12.1(b)(i).

“Party” and “Parties” each have the meaning set forth in the introductory paragraph.

“Party Affiliate” has the meaning set forth in Section 13.12(a).

“Patents” means any letters patent, applications for letters patent, and any reissues, divisionals, continuations, and continuations-in-part thereof, including any patents or patent applications in the United States Patent and Trademark Office, the World Intellectual Property Organization, or any other country.

“Periodic Non-Income Taxes” means ad valorem, property, excise, severance, production, sales, use or other similar Taxes (including the Pennsylvania impact fee) based upon the acquisition, operation or ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of any Governmental Authority.

“Permitted Encumbrances” means any of the following:

(a) any rights, obligations, or duties reserved to or vested in any municipality or other Governmental Authority to: (i) control or regulate any Asset in any manner including all applicable Legal Requirements, (ii) purchase, condemn, expropriate, or recapture any Asset, (iii) consent to a purchase of any Asset, including the Necessary Consents, or (iv) use any Asset in any manner;

(b) the terms and conditions of all options, servitudes, contracts for sale, purchase, exchange, refining or processing of Hydrocarbons, Operating Agreements, unitization, pooling, and communitization agreements, declarations, or orders, construction agreements, construction and operation agreements, participation agreements, shoot-to-earn agreements, exploration agreements, partnership agreements, processing agreements, plant agreements, pipeline, gathering, exchange, and transportation agreements, disposal agreements, permits, licenses, and any other agreements affecting the Assets, in each case, to the extent constituting Assigned Contracts, but only to the extent that they would not be reasonably likely to, individually or in the aggregate, (i) operate to reduce Sellers’ Net Revenue Interest in the applicable Subject Formation for any Asset below the Net Revenue Interest for such Assets shown in Exhibit A or Exhibit B, (ii) increase Sellers’ Working Interest in the applicable Subject Formation for any Well in any Assets above the Working Interest for such Well shown in Exhibit A or Exhibit B, except to the extent accompanied by a proportionate increase in Sellers’ Net Revenue Interest in the applicable Subject Formation for such Well, (iii) reduce Sellers’ Net Mineral Acres in the applicable Subject Formation for any Lease or Interest below the Net Mineral Acres shown in Exhibit A, or (iv) adversely affect the value, ownership development and/or operation of the affected Assets in any material respect;

(c) easements, rights-of-way, servitudes, permits, surface leases and other similar rights on, over or in respect of any of the Assets, as long as any such encumbrances, individually or in the aggregate, do not interfere in any material respect with the use or operation of the Assets burdened thereby, but only to the extent that they would not be reasonably likely to, individually or in the aggregate, (i) operate to reduce Sellers’ Net Revenue Interest in the applicable Subject Formation for any Asset below the Net Revenue Interest for such Asset shown in Exhibit A or Exhibit B, (ii) increase Sellers’ Working Interest in the applicable Subject Formation for any Well in any Assets above the Working Interest for such Well shown in Exhibit A or Exhibit B, except to the extent accompanied by a proportionate increase in Sellers’ Net Revenue Interest in the applicable Subject Formation for such Well, (iii) reduce Sellers’ Net Mineral Acres in the applicable Subject Formation for any Lease or Interest below the Net Mineral Acres shown in Exhibit A, or (iv) adversely affect the value, ownership development and/or operation of the affected Assets in any material respect;

(d) defects or irregularities of title (i) as to which the relevant statute(s) of limitations or prescription would bar any attack or claim against Sellers’ title, (ii) consisting solely of lack of corporate authorization or a variation in corporate name and there is no competing chain of title thereto, (iii) consisting solely of the failure to recite marital status or omissions of heirship proceedings in documents and there is no competing chain of title thereto or (iv) resulting from lack of survey unless a survey is required by applicable Legal Requirements;

(e) Encumbrances for (i) Taxes not yet due or delinquent or (ii) Taxes that, if delinquent, are being contested in good faith in the normal course of business and if so contested, are identified on Schedule 1.1 (c);

(f) inchoate materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s liens and other similar inchoate Encumbrances that have not been perfected pursuant to applicable Legal Requirements and that will be released at Closing pursuant to the Sale Order with no cost or Liability to Buyer;

(g) conventional rights of reassignment that have not been triggered on or prior to Closing;

(h) any other imperfections in title, charges, easements, restrictions, licenses and encumbrances that, individually or in the aggregate, do not interfere in any material respect with the use or operation of the Assets burdened thereby, but only to the extent that they would not be reasonably likely to, individually or in the aggregate, (i) operate to reduce Sellers’ Net Revenue Interest in the applicable Subject Formation for any Asset below the Net Revenue Interest for such Asset shown in Exhibit A or Exhibit B, (ii) increase Sellers’ Working Interest in the applicable Subject Formation for any Well in any Assets above the Working Interest for such Well shown in Exhibit A or Exhibit B, except to the extent accompanied by a proportionate increase in Sellers’ Net Revenue Interest in the applicable Subject Formation for such Well, (iii) reduce Sellers’ Net Mineral Acres in the applicable Subject Formation for any Lease or Interest below the Net Mineral Acres shown in Exhibit A, or (iv) adversely affect the value, ownership development and/or operation of the affected Assets in any material respect;

(i) all Necessary Consents; and

(j) any Encumbrances that will be expressly released at Closing by the Sale Order with no cost or Liability to Buyer.

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization or other entity or Governmental Authority.

“Petition Date” has the meaning ascribed to such term in the recitals.

“Phase I” has the meaning set forth in Section 7.1(c).

“Phase II” has the meaning set forth in Section 7.1(c).

“Post-Closing Covenant” means any covenant required to be performed by any Seller or by Buyer, as applicable, under this Agreement following the Closing, including, with respect to Buyer, the obligation to deliver to the applicable operator of a Well and/or Assigned Leases and Interests a copy of the recorded Assignment evidencing the conveyance of Sellers’ interest in such Well and/or Assigned Leases and Interests to Buyer, as provided in Section 7.3.

“Pre-Effective Time Straddle Period” has the meaning set forth in Section 8.1(b)(i).

“Preferential Purchase Right” means any right or agreement that enables any Person to purchase or acquire any Asset or any interest therein or portion thereof as a result of or in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

“Preliminary Settlement Statement” has the meaning set forth in Section 3.4(a).

“Prepetition Trade Cap” means $2,000,000.00.

“Prepetition Trade Claims” means a claim filed prior to the General Bar Date of August 6, 2018 (as established pursuant to the Amended Order (I) Establishing Bar Dates for Filing Claims and (II) Approving the Form and Manner of Notice Thereof [Docket No. 390]) or listed in Debtors’ schedules filed with the Bankruptcy Court based on an amount owed to a vendor who provided goods and/or services on a prepetition basis to the Debtors in the ordinary course of the Debtors’ operations and which was unpaid as of the Petition Date and remains unpaid as of the Closing Date.

“Proceeding” means any action, charge, claim, arbitration, audit, hearing, investigation, inquiry, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Professional” means a Person who is an attorney, financial advisor, accountant, appraiser, monitor, auctioneer or other professional Person and who is retained, (A) with Bankruptcy Court approval, by (i) the Debtors pursuant to any one or more of Sections 327, 328(a) and 363 of the Bankruptcy Code, or (ii) the Committee pursuant to Section 1103(a) of the Bankruptcy Code, or (B) by the Second Lienholders to the extent Sellers are required to pay the fees of such Person’s retained by the Second Lienholders under the DIP Facility and/or DIP Orders.

“Professional Payment Amounts” means, with respect to any and all Professionals, an amount equal to (i) such Professional’s accrued and unpaid fees and expenses through the dismissal of, or effective date of a plan of liquidation or reorganization with respect to, the Debtors’ chapter 11 cases or the conversion of the Debtors’ chapter 11 cases to a case under chapter 7 of the Bankruptcy Code, plus (ii) such Professional’s estimated fees and expenses to complete their services in connection with the Bankruptcy Case following the dismissal of, or effective date of a plan of liquidation or reorganization with respect to, the Bankruptcy Case or the conversion of the Bankruptcy Case to a case under chapter 7 of the Bankruptcy Code.

“Properties” has the meaning set forth in Section 2.1(b)(ii).

“Property Costs” means all direct operating and production expenses and capital expenditures, in each case, paid or payable to Third Parties or incurred in the ownership and operation of the Assets and any Third Party overhead costs under any applicable Contracts and all wages paid to employees that are allocable under COPAS to capital projects or lease operating expenses in respect of the Assets; provided, however, that Property Costs do not include any costs, expenses or liabilities arising out of or constituting: (i) any Income Taxes, Periodic Non-Income Taxes and Transfer Taxes (which are the subject of Section 8.1), (ii) any overhead costs, fees or expenses that are paid or payable to a Seller or any Affiliate of a Seller or charged or chargeable by a Seller or any Affiliate of a Seller, (iii) any costs or expenses incurred outside the ordinary course of business or inconsistent with past practices and operations in connection with the cure (or attempted cure) of any title defect, environmental defect, environmental conditions or matters or title claims (including claims that Leases have terminated), (iv) any Liabilities that constitute or relate to any Excluded Assets or Excluded Liabilities ((A) including any Contracts that do not constitute the Assigned Contracts, other than the Contracts set forth on Schedule 1.1(f) but only to the extent such payments are made in the ordinary course and consistent with past practices in connection with the ownership and operation of the Assets, and (B) excluding the Assumed Liabilities described in Section 2.3(e)) and/or (v) claims for indemnification or reimbursement from any Third Party with respect to costs of the types described in the preceding clauses (i) through (iv), whether such claims are made pursuant to contract or otherwise.

“REC” has the meaning set forth in the introductory paragraph.

“Receivables” means all accounts receivable, notes receivable, take or pay amounts receivable, checks in process of collection, trade credits, escrow accounts and escrow holdback, rights to the return or use of deposits and retainers, refunds, and all other accounts, instruments and general intangibles (as such terms are defined in the Uniform Commercial Code), and other rights and economic benefits of every kind and character accruing or payable to a Seller or its Affiliates excluding, in each case, any amount constituting (i) Cash Collateral or (ii) any unpaid amounts of the Adjusted Purchase Price payable to Sellers hereunder.

“Records” has the meaning set forth in Section 2.1(b)(xii).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching into the environment.

“Remediate” means any remedial, removal, response, investigation, monitoring, reporting, permitting, construction, closure, disposal, testing, integrity testing, or other corrective actions required under applicable Environmental Laws. The term “Remediation” shall have its correlative meaning.

“Representative” means, with respect to a particular Person, any director, officer, member, manager, partner, employee, agent, consultant, advisor, investor, shareholder, contractor, subcontractor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Rex Subsidiaries” means those Persons set forth on Schedule 1.1(d).

“Royalties” means royalties (including landowner’s and lessor’s royalties), overriding royalties, nonparticipating royalties, convertible interests, sliding scale royalties, compensatory royalties, production payments, carried interests, net profits interests, reversionary interests and other burdens upon, measured by or payable out of production therefrom, and any delay rentals or shut in royalties or similar payments, excluding, for the avoidance of doubt, any Taxes.

“Sale Order” means an Order of the Bankruptcy Court, attached hereto as Exhibit E as may be amended or modified in form and substance reasonably satisfactory to both Buyer and Sellers, authorizing and approving this agreement and all of the terms and conditions hereof and approving and authorizing Sellers to consummate the transactions contemplated hereby pursuant to Sections 105, 363 and 365 of the Bankruptcy Code and providing, among other things, substantially as follows: that (i) the Assets will be transferred to Buyer free and clear of all Encumbrances (other than Permitted Encumbrances), Liabilities (other than Assumed Liabilities) and claims, such Encumbrances and claims to attach to the Unadjusted Purchase Price; (ii) Buyer has acted in “good faith” within the meaning of Section 363(m) of the Bankruptcy Code and is entitled to the protections in Section 363(m) of the Bankruptcy Code; (iii) this Agreement was negotiated, proposed and entered into by the parties without collusion, in good faith and from arm’s length bargaining positions and is not subject to avoidance under Section 363(n) of the Bankruptcy Code;

(iv) the Bankruptcy Court will retain jurisdiction to resolve any controversy or claim arising out of or relating to this Agreement, or the breach thereof as provided in Section 13.9; (v) this Agreement and the transactions contemplated hereby may be specifically enforced against, and not subject to rejection or avoidance by Sellers or any chapter 7 or chapter 11 trustee of Sellers; (vi) notice of the hearing concerning entry of the Sale Order and approval of this Agreement and of the transactions contemplated hereby was given in accordance with the Bankruptcy Code, and constitutes such notice as is appropriate under the particular circumstances; (vii) this Agreement and the transactions contemplated hereby are not subject to avoidance pursuant to Section 363(n) of the Bankruptcy Code; (viii) any party to an Assigned Contract or other Asset who received actual or constructive notice in accordance with the applicable provisions of this Agreement and the Bid Procedures Order and failed to file an objection notice or to otherwise object to the transaction as required pursuant to the Bid Procedures Order, has consented to the consummation of the transactions contemplated hereunder and/or has waived its ability (if any) to exercise any approval rights, consent rights, preferential purchase rights, rights of purchase, rights of first refusal, rights of first offer, Tag-Along rights, rights upon or related to any change in control, rights to restrict or change the Successful Bidder from becoming or continuing as the operator of the Assets for any reason, or similar rights with respect to the Sale Transaction; (ix) the Buyer is substituted as a party to all Leases and Desired 365 Contracts for all purposes in place of any of the Sellers party to any such Leases and Desired 365 Contracts and has all benefits that the respective Sellers had under all such Leases and Desired 365 Contracts; (x) none of Sellers or Buyer shall be required to comply with or obtain any Required Consent, Preferential Purchase Right or Tag-Along that under any Contract (including any Assigned Contracts) is applicable to or required to be complied with in connection with the sale of the Assets or any other transaction contemplated hereunder (notwithstanding that such rights may be applicable to subsequent sales of any of the Assets by Buyer or any of its applicable successors or assigns); (xi) following the Closing and the payment of the Initial Second Lienholders Payment at Closing, the Second Lienholders shall retain their liens on the proceeds of the transactions contemplated hereby to secure subsequent payment of any additional amount owing to the Second Lienholders under the terms of this Agreement; and (xii) following the Closing, Sellers negotiate with the Consenting Second Lienholders on an agreed form of order, and related budget, authorizing the Debtors to continue using cash collateral that has not been assumed by the Buyer, provided, that, until such parties agree upon continued use of such cash collateral, including a going-forward budget, the Budget (as defined in the DIP Orders) approved pursuant to the DIP Orders shall govern the Debtors’ use of cash collateral that is not assumed by the Buyer.

“Second Lienholders” means the beneficial owners of and/or the investment manager of the beneficial owners of 1.00%/8.00% Senior Secured Second Lien Notes due 2020.

“Second Lienholders Default” means the occurrence of any Material Default as defined in that certain Joint Bid Agreement dated August 24, 2018 (as may be amended from time to time), by and among Buyer and the Consenting Second Lienholders.

“Second Lienholders Payoff Amount” means an amount equal to (a) ONE HUNDRED SIXTY-TWO MILLION ($162,000,000.00), subject to any adjustment required in accordance with Section 3.3(a) to be applied to the Second Lienholders Payoff Amount (the “Initial Second Lienholders Payment”), plus (b) the Subsequent Second Lienholders Payment (as defined in Section 3.4(c)).

“Second Lien Trustee” means Wilmington Savings Fund Society, FSB, in its capacity as trustee under the Second Lien Notes Indenture, together with any permitted successor thereto.

“Seller Benefit Plan” means each Employee Benefit Plan sponsored, maintained or contributed to by a Seller or any of its Affiliates or with respect to which a Seller or any of its Affiliates has, or could reasonably be expected to have, any direct or indirect Liability.

“Seller Credit Obligations” has the meaning set forth in Section 8.2(c).

“Seller Taxes” means (a) all Income Taxes imposed by any applicable laws on any Seller, any of its direct or indirect owners or Affiliates, or any combined, unitary, or consolidated group of which any of the foregoing is or was a member, (b) all Taxes attributable to the Assets (including Periodic Non-Income Taxes allocable to Sellers pursuant to Section 8.1(b)) for any Tax period (or portion thereof) ending prior to the Effective Time and (c) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets or that are attributable to any asset or business of any Seller that is not part of the Assets.

“Sellers” has the meaning set forth in the introductory paragraph, and “Seller” will mean any and all of them.

“Settlement Price” means the contract price for the applicable Hydrocarbons as of the Effective Time.

“Special Financial Statements” has the meaning set forth in Section 7.8(a).

“Specified Lease Claimants” means those Lease Claimants who have executed a Lease Claimant Form that is received by REC on or prior to December 7, 2018.

“Specified Litigation” means the Proceedings set forth on Schedule 2.3(l).

“Straddle Period” means any Tax period beginning before and ending after the Effective Time.

“Subject Area” means the counties in the State of Ohio and the Commonwealth of Pennsylvania described in Exhibit F attached hereto.

“Subject Formation” means:

(a) with respect to Leases or Interests identified on Exhibit A and located in Carroll County, Ohio, the Utica-Point Pleasant formation; provided that Seller will be deemed to have Defensible Title for all purposes under this Agreement in any Lease or Interest identified as having a “Lease Status” of “CHKOT” on Exhibit A;

(b) with respect to Leases or Interests identified on Exhibit A and located in Butler or Lawrence Counties, Pennsylvania, a point 650 feet above the top of the Tully limestone formation (or its stratigraphic equivalent) to the base of the Onondaga limestone formation; provided, however, that with respect to such Leases or Interests identified on Schedule 1.1(e), the Subject

Formation shall instead be from the top of the Tully limestone formation (or its stratigraphic equivalent) to the base of the Onondaga limestone formation;

(c) with respect to Wells identified on Exhibit B and located in Carroll County, Ohio, and Butler and Lawrence Counties, Pennsylvania, the formations identified for such Wells on Seller’s 2017 “Aries oneliner” reserve report; and

(d) with respect to any other Lease, Interest or Well, the parties acknowledge and agree that such Assets have minimal value or the value thereof is otherwise not known, and consequently, there will be no “Subject Formation” for such Assets and Seller will be deemed to have Defensible Title to such Assets for all purposes under this Agreement (i.e., no defect in title with respect to such Assets will constitute a breach of this Agreement or otherwise give rise to any failure by Seller to satisfy the conditions to Closing set forth in Article 9).

“Subsequent Second Lienholders Payment” has the meaning set forth in Section 3.4(c).

“Subsidiary” means any entity with respect to which a specified Person (or a Subsidiary thereof) has the power, through the ownership of securities or otherwise, to elect a majority of the directors or similar managing body; provided that, for purposes of this Agreement, the Persons listed in Schedule 1.1(d) attached hereto will constitute Subsidiaries of REC.

“Successful Bidder” has the meaning ascribed to such term in the Bid Procedures.

“Surface Rights” means all fee surface interest, surface tracts, surface leases, subsurface leases, rights-of-way, licenses, easements, authorizations, franchises, grants, variances, exceptions, approvals, writ, decree, order, injunction, servitudes, use or joint use agreements and other surface or subsurface rights agreements applicable to, used, useful or held in connection with the ownership, operation, maintenance or repair of, or the production, gathering, treatment, processing, fractionating, storing, sale or disposal of Hydrocarbons or produced water from, the Properties or any other Assets, together with all surface fee interests in the lands covered by the Assigned Leases and Interests.

“Suspense Funds” means proceeds of production and associated penalties and interest in respect of any of the Assets that are payable to Third Parties and are being held in suspense by a Seller as the operator of such Assets.

“Tag-Along” means the right or option of any Person under any Assigned Contract or Lease or other instrument binding on any Seller, any Affiliate of any Seller or the Assets to require and cause a Seller, any Affiliate of a Seller or Buyer to purchase, acquire and receive an assignment of any interest in any Assets.

“Tax” or “Taxes” (and with correlative meaning, “Taxable”, “Taxation” “Taxing”) means (i) all federal, state, local or foreign taxes, assessments or other similar charges in the nature of a tax imposed by a Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, (ii) all interest, penalties and additions to tax imposed by any Tax Authority in connection with any item described in clause (i), and (iii) any Liability in respect of any item described in clauses (i) and (ii), above, that arises by reason of a contract, assumption, transferee or successor liability, operation of law (including by reason of being a member of a consolidated, combined or unitary group) or otherwise.

“Tax Authority” means any Governmental Authority charged with the administration of any Legal Requirement relating to Taxes, including the imposition, assessment or collection of Taxes.

“Tax Return” means any returns, declarations, reports, claim for refund, estimates, information returns and statements relating to Taxes (including any attachments thereto or amendments thereof).

“Third Party” means any Person other than a Seller, Buyer or any of their respective Affiliates.

“Trademarks” means any trademark, trade name, corporate name, business name, domain name, trade style, trade dress, service mark, logo, source identifier, business identifier, or design of like nature, and all goodwill associated therewith, any registration of the foregoing, and any application in connection therewith, including any such registration or application in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof, or any other country, and all extensions or renewals of any of the foregoing.

“Transaction Documents” means this Agreement and any other agreements, instruments or documents entered into pursuant to this Agreement.

“Transfer Taxes” has the meaning set forth in Section 8.1(a).

“Transferred Employees” has the meaning set forth in Section 8.3(a).

“Trustee” has the meaning set forth in Section 13.14.

“Unadjusted Purchase Price” has the meaning set forth in Section 3.1.

“Undisputed Specified Litigation Cure Claims” means the Cure Costs that Sellers do not dispute are due and owing under the terms of the leases subject to the Specified Litigation as of the Effective Time.

“Unsecured 6.25% Notes” means those debt securities identified as such on Schedule 2.1(b)(xx).

“Unsecured 8.875% Notes” means those debt securities identified as such on Schedule 2.1(b)(xx).

“Unsecured Notes” means, collectively, the Unsecured 6.25% Notes and the Unsecured 8.875% Notes.

“Untendered Liabilities” means any claims of any Lease Claimant who fails to cause an executed Lease Claimant Form, as applicable, to be received by REC on or prior to December 7, 2018 or such other later period as agreed to by the Buyer.

“Wells” has the meaning set forth in Section 2.1(b)(ii).

“Wind Down Expenses” means all out of pocket costs and expenses of the Debtors incurred in connection with (a) the Debtors’ obligations pursuant to this Agreement and the other Transaction Documents after the Closing, including the payment of Cure Costs (other than with respect to Post-Effective Time Property Costs and Disputed Specified Litigation Cure Claims, which will be the responsibility of Buyer), and (b) allowed accrued and unpaid administrative expenses for trade claims as of the Closing Date that are not otherwise assumed by Buyer and other wind-down activities with respect to the Debtors’ estates prior to, from and after the Closing Date, but excluding in any case of (a) and (b) any Professional Payment Amounts.

“Working Interest” means, for any Asset, the percentage of costs and expenses associated with the exploration, drilling, development, operation, maintenance and abandonment on or in connection with such Asset required to be borne with respect thereto, but without regard to the effect of any Royalties, measured by or payable out of production.

1.2 Other Definitions and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation will apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a day other than a Business Day, the period in question will end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to “Dollars” or “$” means United States dollars.

(iii) Exhibits; Schedules; Disclosure Schedules. All Exhibits, Schedules and Disclosure Schedules attached or annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Schedule or Disclosure Schedule but not otherwise defined therein will be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender includes all genders, and words imparting the singular number only include the plural and vice versa.

(v) Headings. The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and will not affect or be utilized in the construction or interpretation of this Agreement. All references in this Agreement to any

“Section” or “Article” are to the corresponding Section or Article of this Agreement unless otherwise specified.

(vi) Herein. Words such as “herein,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation”, and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Statute. Unless otherwise specified, references to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules or regulations promulgated thereunder; provided that, for the purposes of the representations and warranties set forth herein, with respect to any violation of or non-compliance with, or alleged violation of or non-compliance with, any Legal Requirement, the reference to such Legal Requirement means such Legal Requirement as in effect at the time of such violation or non-compliance or alleged violation or non-compliance.

(b) No Strict Construction. Buyer, on the one hand, and Sellers, on the other hand, participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by Buyer, on the one hand, and Sellers, on the other hand, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson will be applied against any Person with respect to this Agreement.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale.

(a) Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Sellers will sell, transfer, assign, convey and deliver to Buyer, and Buyer will purchase, acquire and accept from Sellers, the Assets, free and clear of all Encumbrances (other than Permitted Encumbrances) and Liabilities (other than Assumed Liabilities).

(b) The “Assets” include all right, title and interest of any and all Sellers in, to or under the following, other than any Excluded Assets:

(i) all Leases and Interests (other than the Excluded Leases and Interests) located within the Subject Area, including all Leases and Interests described on Exhibit A attached hereto (even though such interests may be incorrectly described or referred to in, or a description thereof may be omitted from, Exhibit A) whether such right, title and interest are legal or equitable, record or beneficial, vested or contingent and any and all rights and interests arising out of, included in or allocated to (A) any lands covered by such Leases or Interests, and (B) the Leases, Interests and lands with which such Leases, Interests or lands covered thereby may have been pooled, unitized or communitized, and any and all other interests of every kind and character in, to, under or derived from the Assigned Leases and Interests including any and all tenements, hereditaments and appurtenances belonging to the Assigned Leases and Interests, as to all lands and depths covered thereby (all such interests described in this subpart (i), collectively, the “Assigned Leases and Interests”);

(ii) all of the Hydrocarbon, water, disposal, observation, injection or other wells located on, under or within or traversing the Assigned Leases and Interests, on lands pooled, unitized or communitized with any portion thereof, on lands located within any governmental or voluntary drilling or spacing unit (if applicable) which includes any portion thereof, or on portions thereof associated with proved undeveloped reserves, whether drilled but uncompleted, producing, non-producing, plugged, unplugged, shut-in or temporarily abandoned (but not permanently abandoned) that are located in the Subject Area and/or on or used in connection with the Assigned Leases and Interests, including those wells described on Exhibit B (collectively, the “Wells”, and together with the Assigned Leases and Interests, the “Properties”);

(iii) all Hydrocarbons produced from or attributable to the Properties, including Hydrocarbon inventories (including all oil, condensate and scrubber liquids) and ethane, propane, iso-butane, nor-butane and gasoline inventories of Sellers from Properties in storage or constituting linefill as of the Effective Time and all proceeds of any and all of the foregoing;

(iv) all equipment, machinery, fixtures and other tangible personal property and improvements located on, or otherwise obtained primarily in connection with the ownership or operation of, the Properties, including tanks, tank batteries, interconnection and other equipment, boilers, plants, injection facilities, saltwater disposal facilities, compressors and other compression equipment (whether installed or not), separation facilities, structures, parts, inventory, fittings, spare parts, supplies, pumping units, flow lines, pipelines, gathering systems, Hydrocarbon treating or processing systems or facilities, meters, machinery, pumps, temporary office buildings and the contents thereof, motors, gauges, valves, power and other utility lines, roads, computer, servers, peripherals and automation equipment, telecommunications equipment, SCADA system assets, field radio telemetry and associated frequencies and licenses, pressure transmitters, central processing equipment and other appurtenances, improvements, facilities and supply yards including the items described on Schedule 2.1(b)(iv) (collectively, the “Equipment”);

(v) all vehicles, titled equipment and other rolling stock used by Transferred Employees and all field offices and field office leases, in each case, as specifically described on Schedule 2.1(b)(v);

(vi) all pipes, casing, tubing, tubulars, fittings, meters, and other spare parts, supplies, tools, and materials located on the Properties that are useful or held for use in connection with the ownership or operation of the Properties or Equipment;

(vii) all Permits of any Governmental Authority, and any writ, judgment, decree, award, order, injunction or similar order, writ, ruling, directive or other requirement of any Governmental Authority (in each such case whether preliminary or final) required of Sellers for the ownership, operation or use of the Assets;

(viii) (A) each Operating Agreement set forth on Schedule 2.5(a), insofar as such Operating Agreement pertains to any Property and (B) all Contracts that constitute, as of the Closing Date, Desired 365 Contracts; provided, however, to the extent any such Desired 365 Contracts constitute covenants running with both (i) lands constituting Property or otherwise burden any Property and (ii) lands that do not constitute Property or burden lands other than any Property, then insofar and only insofar as such Contracts are covenants running with any Property or otherwise burden any Property (collectively, the “Assigned Contracts”);

(ix) the Hedge Contracts set forth on Schedule 2.1(b)(ix) (the “Assumed Hedge Contracts”) and any proceeds or amount to which any Seller is entitled under the terms of the Assumed Hedge Contracts (without offset or netting of amounts under any other Hedge Contracts with the Assumed Hedge Counterparty that is a party to such Assumed Hedge Contract), including (i) any cash and (ii) any net proceeds any Seller would be entitled to under such Assumed Hedge Contract from the exercise by any Seller of its rights to any letters of credit, guaranties or other credit support provided by such Assumed Hedge Counterparty;

(x) all “cash collateral” as defined in Section 363 of the Bankruptcy Code and any other collateral or dollar amounts, in each instance, securing any obligations under the Assigned Contracts, obligations under the Assumed Hedge Contracts, and under any other Assumed Obligations, or securing any obligations or credit support obligations (including letters of credit) securing any obligations described in this Section 2.1(b)(x), including but not limited to, in each case described in this Section 2.1(b)(x), and such “cash collateral” identified in the amounts set forth on Schedule 2.1(b)(x) (each of the foregoing, collectively, the “Cash Collateral”);

(xi) all Surface Rights, including those described on Schedule 2.1(b)(xi);

(xii) all books, databases, files, records and data, information, drawings and maps, whether in written or electronic format, to the extent relating to any Asset, Transferred Employee and/or to any Assumed Liabilities, including electronic copies of all computer records where available, contract files, lease files, well logs, division order files, title opinions and other title information (including abstracts, evidences of rental payments, maps, surveys and data sheets), hazard data and survey, production records, engineering files and environmental records, but excluding, however, in each case, the Excluded Records (collectively, the “Records”);

(xiii) all Intellectual Property;

(xiv) subject to Section 2.2(u), (A) all data, core and fluid samples and other engineering, geological or geophysical studies (including seismic data, studies and information) and (B) all proprietary or confidential geologic, seismic geophysical and interpretative data, information and analyses, including any all interpretations of any of the foregoing and other similar data, information and records;

(xv) all expenditures incurred by Sellers or their Affiliates to the extent related or attributable to the ownership or operation of the Assets including all rentals, overhead reimbursements, COPAS charges, direct costs and expenses, royalties, Lease option and/or extension payment, Taxes and other charges and expenses billed under any applicable Desired 365 Contract or applicable Legal Requirements that are chargeable or allocable to Third Party joint owners of the Properties, and remain outstanding and unpaid as of the Closing Date, including receivables, cash call prepayments and refunds owed by any Third Party, including any refunds for royalty overpayments and/or future deductions as royalty offsets associated with Properties;

(xvi) all claims, refunds, credits, abatements, variances, allocations, causes of action (including any and all avoidance, fraudulent transfer, preference, or similar claims, causes of action, rights, or proceedings of any Seller, including, under chapter 5 of the Bankruptcy Code, the Uniform Fraudulent Transfer Act or the Uniform Fraudulent Conveyance Act enacted by any state, or any other similar state or Federal law), claims for relief, choses in action, rights of recovery, rights of set-off, bond or security, security interests, lien rights, rights of indemnity, contribution or recoupment, counter-claims, cross-claims and defenses, rights and interests under any policy or agreement of insurance or indemnity, audit rights and claims for reimbursements, in each case, to the extent related or attributable to (A) the sale of Hydrocarbons produced from or attributable to the Properties, (B) the ownership or operation of the Assets, (C) the Assumed Liabilities, and/or (D) any Casualty Losses;

(xvii) all rights to any refunds of Taxes (or other related costs or expenses) that are borne by or allocated to Buyer or to which Buyer is otherwise entitled hereunder;

(xviii) all rights, claims or causes of action by or in the right of Sellers or their Affiliates against any current or former director or officer of Sellers or their Affiliates, in each case, who will be employed by Buyer or Affiliates following the Closing Date (the “Acquired D&O Claims”); and

(xix) as of the Cut-Off Date, all rights to Receivables of Sellers to the extent related to or attributable to the ownership or operation of the Assets or the sale of Hydrocarbons produced from or attributable to the Properties from and after the Effective Time and all rights to the Receivables described on Schedule 2.1(b)(xix).

2.2 Excluded Assets.

Notwithstanding the foregoing, nothing herein will be deemed to constitute an agreement to sell, transfer, assign or convey the Excluded Assets to Buyer, and Sellers will retain all right, title and interest to, in and under the Excluded Assets. The term “Excluded Assets” means all assets of any and all Sellers as provided below:

(a) Any and all assets and properties not expressly described in the definition of “Assets”;

(b) The proceeds of the Unadjusted Purchase Price delivered to Sellers pursuant to this Agreement;

(c) all prepayments, good faith and other deposits submitted by any Third Party under the terms of the Bid Procedure Order;

(d) all right, title and interest to the properties and assets described on Schedule 2.2(d);

(e) any shares of capital stock or other equity interest of Sellers or any of Sellers’ Subsidiaries or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interest of any Seller or any of Sellers’ Subsidiaries;

(f) all corporate minute books, stock ledgers, corporate seals and stock certificates of Sellers;

(g) all Excluded Records;

(h) all Excluded Leases and Interests;

(i) all Excluded Contracts;

(j) all Hedge Contracts that do not constitute Assumed Hedge Contracts;

(k) the corporate headquarters located at 366 Walker Drive, State College, PA 16081, and any lease or sublease associated with such property;

(l) all claims, refunds, credits, abatements, variances, allocations, causes of action (including causes of action under Chapter 5 of the Bankruptcy Code), claims for relief, choses in action, rights of recovery, rights of set-off, bond or security, security interests, lien rights, rights of indemnity, contribution or recoupment, counter-claims, cross-claims and defenses, rights and interests under any policy or agreement of insurance or indemnity, audit rights and claims for reimbursements, in each case to the extent related or attributable to the ownership or operation of the Excluded Assets and/or otherwise related to the Excluded Liabilities (in each case, other than claims described in Section 2.1(b)(x));

(m) all insurance policies and rights to proceeds thereof to the extent related to the Excluded Assets, Excluded Liabilities or the operation of the Excluded Assets;

(n) all Permits and pending applications therefor to the extent related to any other Excluded Asset or the Excluded Liabilities;

(o) all indemnity rights of Sellers against any Third Party under any indemnity agreement, any bond or any security instrument, in each case, to the extent related or attributable to the Excluded Liabilities but excluding any amounts described in Section 2.1(b)(x);

(p) all rights, claims or causes of action by or in the right of Sellers against any current or former director or officer of Sellers, other than the Acquired D&O Claims;

(q) any rights, claims or causes of action of Sellers under this Agreement or any other Transaction Document;

(r) each 365 Contract that, as of the Closing Date, is not designated as an Desired 365 Contract;

(s) whether or not relating to the Assets: liabilities or obligations under (i) master service agreements, procurement agreements, engineering and procurement contracts and similar services contracts and any work orders thereunder or relating thereto, in each case that do not constitute Assigned Contracts; (ii) agreements for the purchase and sale of Hydrocarbons, including NAESB or GISB master agreements and any confirmations thereunder in each case to the extent not constituting Assigned Contracts and (iii) any other production marketing arrangements, whether or not applicable to the Assets, except the transferred Hydrocarbon sales agreements set forth on the Disclosure Schedule 5.4(a) or the Assigned Contracts;

(t) all Seller Benefit Plans and all assets held with respect to such Seller Benefit Plans;

(u) any seismic, geological, geochemical or geophysical data or information licensed by Sellers from Third Parties and any rights, obligations or liabilities arising under any Contracts with respect to such data or information to the extent the transfer of such data, information or Contract from Sellers to Buyer triggers or requires, whether pursuant to the terms of any contract or applicable Law, the payment or granting of a fee, penalty, or other consideration with a Person other than Affiliates of Sellers;

(v) all rights to Receivables of Sellers to the extent related to or attributable to the ownership or operation of the Assets or the sale of Hydrocarbons produced from or attributable to the Properties prior to the Effective Time;

(w) all Cash and Cash Equivalents of Sellers; and

(x) any information technology equipment that is necessary for the Debtors to complete the wind-down activities with respect to the Debtors’ estates.

2.3 Assumed Liabilities.

Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer will assume and agree to discharge, when due (in accordance with their respective terms and subject to the respective conditions thereof except with respect to Section 2.3(i), which shall be due and payable on the Closing Date), the following Liabilities (collectively, the “Assumed Liabilities”):

(a) Generally. All Liabilities arising from the ownership and operation of the Assets by Buyer after the Closing (excluding, for the avoidance of doubt, any Seller Taxes);

(b) Assigned Contracts. All of Sellers’ Liabilities under the Assigned Contracts, to the extent arising at or after the Closing Date;

(c) Hedge Contracts. All of Sellers’ Liabilities under the Assumed Hedge Contracts, arising after the Effective Time;

(d) Assigned Leases and Interests. All of Sellers’ Liabilities under the Assigned Leases and Interests, to the extent arising after the Effective Time;

(e) Property Costs. All obligations of Sellers in respect of Property Costs relating to the Properties to the extent arising at or after the Effective Time, including such Property Costs that would otherwise constitute Cure Costs;

(f) Plugging and Abandonment. All of Sellers’ unsatisfied plugging and abandonment obligations relating to the Properties, whether arising prior to, at or after the Closing Date (but, for clarity, excluding any plugging and abandonment obligations relating to the Excluded Assets);

(g) Transferred Employees. All Liabilities owed to any Transferred Employee to the extent arising from employment with Buyer or its Affiliates during periods after the Closing Date;

(h) Environmental. Liabilities with respect to the Remediation of any Environmental Condition on or under the Properties or the Assets, in each case to the extent existing or occurring as of the Closing Date;

(i) Assumed Unsecured Note Liabilities. (A) $1,067,998.00 of payment obligations (but not performance obligations) of Sellers in respect of $1,067,998.00 of principal outstanding in respect of the Unsecured 6.25% Notes and $1,432,002.00 of payment obligations (but not performance obligations) of Sellers in respect of $1,432,002.00 of principal outstanding in respect of the Unsecured 8.875% Notes (collectively, the “Assumed Unsecured Note Liabilities”), provided, however, that in no event shall such payment obligations exceed two million five hundred thousand dollars ($2,500,000) and (B) $275,000 of payment obligations (but not performance obligations) of the Sellers in respect of $275,000 in fees, expenses and costs, including indemnities, of the Unsecured Notes Trustee (the “Unsecured Trustee Fees and Expenses”);

(j) Assumed Lease Liabilities. All (A) payment obligations (but not performance obligations) due, pursuant to the Individual Lease Claimant Calculation, to each Specified Lease Claimant with respect to whom REC receives a duly executed Lease Claimant Form on or prior to December 7, 2018 (the “Assumed Lease Liabilities”), provided, however, that in no event shall such payment obligations exceed one million five thousand dollars ($1,005,000) and any payment obligations in excess of such amounts and all other obligations to any Lease Claimant shall constitute Excluded Liabilities and (B) an obligation to pay James S. Lederach, Esq., the designated counsel of the Lease Claimants (“Fund Administrator”), at Closing an amount equal to the reasonable and documented fees and expenses of the Lease Claimants, including class representative stipends, provided, however, such payment shall not exceed $720,000;

(k) Prepetition Trade Claims. All Prepetition Trade Claims up to the Prepetition Trade Cap (the “Assumed Prepetition Trade Claims”); provided, however, that if the aggregate amount of all Prepetition Trade Claims exceeds the Prepetition Trade Cap, Buyer will pay each claimant their pro rata share of the Prepetition Trade Cap;

(l) Specified Litigation. Any and all Liabilities (including Disputed Specified Litigation Cure Claims but excluding Undisputed Specified Litigation Cure Claims) relating to or arising out of the Specified Litigation; and

(m) Suspense Funds. All obligations of Sellers in respect of the Suspense Funds to the extent they are not discharged pursuant to an Order of the Bankruptcy Court confirming a plan of liquidation.

2.4 Excluded Liabilities. Buyer will not assume and will not be obligated to assume or be obliged to pay, perform or otherwise discharge, and Sellers will remain liable with respect to (i) any Liability of Sellers other than the Assumed Liabilities, (ii) any Seller Taxes and (iii) any Untendered Liabilities (such Liabilities set forth in clauses (i), (ii) and (iii), collectively, the “Excluded Liabilities”), which Excluded Liabilities shall include, without limitation, any and all (A) Liabilities arising out of, related to or constituting any and all Excluded Assets, Professional Payment Amounts and/or Wind Down Expenses, (B) any Liabilities (whether payment or performance Liabilities) arising out of the Unsecured Notes other than payment obligations expressly described in Section 2.3(i) above, and (C) any Liabilities (whether payment or performance Liabilities) arising out of or related to the Assumed Lease Liabilities and/or the Lease Claimants other than the payment obligations expressly described in Section 2.3(j).

2.5 Cure Costs; Desired 365 Contracts.

(a) Schedule 2.5(a) sets forth a complete list of all 365 Contracts that Buyer intends to assume at the Closing (the “Desired 365 Contracts”), which includes for each such 365 Contract Sellers’ reasonable good faith estimate of the Cure Costs for each such 365 Contract. Sellers shall promptly update the schedule of proposed Assigned 365 Contracts at any time Sellers or its Representatives learns of additional 365 Contracts related to the Assets or any changes to the Cure Costs set forth on Schedule 2.5(a).

(b) At any time prior to the Closing Date, but only to the extent consistent with the Bid Procedures Order and the Bid Procedures, Buyer will have the right (exercisable in Buyer’s sole discretion), but not the obligation, to provide written notice to Sellers of Buyer’s election to designate a 365 Contract not designated as a Desired 365 Contract as a Desired 365 Contract, and upon such designation such 365 Contract will constitute an Asset and Assigned Contract and will be conveyed to Buyer under this Agreement at Closing (and, if applicable, will cease to constitute an Excluded Asset), so long as such 365 Contract is added to the Assigned Contracts prior to the entry of any Order of the Bankruptcy Court approving the rejection of such 365 Contract.

(c) To the extent that Buyer makes a valid designation with respect to any 365 Contracts pursuant to clause (b) above, the applicable Exhibits and Schedules to this Agreement will be deemed to have automatically been updated (without action of any Party or Person) to reflect such designation.

(d) If Buyer exercises its rights in clause (b) above to designate a 365 Contract as a Desired 365 Contract, then the Parties acknowledge and agree that except for any Contract that Buyer elects to designate a Desired 365 Contract, there will be no reduction in or increase to the Unadjusted Purchase Price as a result of such designation or change in designation; provided, however, that such designation may increase or decrease (as applicable) the extent of (i) the Assumed Liabilities or (ii) the Cure Costs.

(e) If Buyer exercises its rights in clause (b) above to designate a 365 Contract as a Desired 365 Contract, then (i) Buyer agrees that it will promptly take such actions as are reasonably requested by Sellers to assist in obtaining a finding of adequate assurance of future performance as required under the Bankruptcy Code with respect to each Desired 365 Contract and (ii) Sellers shall promptly deliver to the Third Party to such 365 Contract, information evidencing Buyer’s adequate assurance of future performance and has an opportunity to object within such period of time set forth in an Order of the Bankruptcy Court.

(f) Sellers shall, prior to the Closing Date, comply with all reasonable requests by Buyer and take any and all necessary action in their authority to cause the entrance of a Sale Order of the Bankruptcy Court effecting the sale of the Assets free and clear of Liabilities (other than the Assumed Liabilities).

(g) Sellers shall not seek to have the Contracts listed on Schedule 1.1(f) rejected effective prior to the Closing Date.

2.6 Assets Subject to Consent Requirements and Preferential Purchase Rights.

(a) Promptly after the Execution Date and in any event no later than ten (10) days after the Execution Date, Sellers shall prepare and send, or cause to be prepared and sent, on forms reasonably satisfactory to Buyer (i) notices to the holders of any Necessary Consent requesting consents to the transactions contemplated by this Agreement for which the Bankruptcy Court has not entered an Order providing that such Necessary Consent is not required and (ii) notices to the holders of any applicable Preferential Purchase Rights triggered by the transactions contemplated by this Agreement for which the Bankruptcy Court has not entered an Order providing that such Preferential Purchase Right is not required, in compliance with the terms of such rights and requesting waivers of such rights. Sellers shall use commercially reasonable efforts to (A) cause any such Consents required to be obtained and delivered prior to Closing and (B) cause all such Preferential Purchase Rights to purchase to be waived prior to Closing.

(b) Consents.

(i) Notwithstanding any other provision of this Agreement to the contrary, except to the extent the Sale Order provides that any applicable Necessary Consent (as defined below) is not required in connection with the transactions contemplated herewith, this Agreement will not constitute an agreement to assign or transfer and will not implement the assignment or transfer of any Asset if (A) an attempted assignment or transfer thereof, without the approval, authorization or consent of, or granting or issuance of any license or permit by, any Third Party thereto (each such action, a “Necessary Consent”), would (1) constitute a breach thereof or of any Legal Requirement or Order or (2) in any way adversely affect the rights of Buyer thereunder or the value, use, development or operation of the applicable Asset (provided, however, for the avoidance of doubt, that the Specified Litigation, including any settlement or final determination thereof, will not be deemed to be or result in a Necessary Consent for any purpose under this Agreement) and (B) the Bankruptcy Court has not entered an Order providing that such Necessary Consent is not required. In such event, Sellers and Buyer will use their commercially reasonable efforts to obtain the Necessary Consents with respect to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment or transfer thereof to Buyer as Buyer may reasonably request; provided, however, that Sellers will not be obligated to pay any consideration therefor to any Third Party from whom consent or approval is requested or to initiate any Proceedings to obtain any such consent or approval.

(ii) Subject to Section 2.6(b)(i), except to the extent the Bankruptcy Court has entered an Order providing that any applicable Necessary Consent is not required in connection with the transactions contemplated herewith in no event shall there be transferred at Closing any Asset for which a Necessary Consent has not been satisfied or obtained.

(iii) In cases in which a Necessary Consent is not obtained by Closing, Buyer may elect to exclude the Assets subject to such Necessary Consent from the Assets conveyed at Closing.

(c) Preferential Rights. Any Preferential Purchase Right triggered by the transactions contemplated by this Agreement for which the Bankruptcy Court has not entered an Order providing that such Preferential Purchase Right is not required must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement on the dates set forth herein.

2.7 Misallocated Assets. Subject to Section 2.6, if after the Closing (a) Buyer holds any Excluded Assets or Excluded Liabilities or (b) any Seller holds any Assets or Assumed Liabilities, Buyer or the applicable Seller will promptly transfer (or cause to be transferred) such assets or assume (or cause to be assumed) such Liabilities to or from (as the case may be) the other Party. Prior to any such transfer, the Party receiving or possessing any such asset will hold it in trust for such other Party.

2.8 Allocation of Purchase Price. Buyer and Seller shall use commercially reasonable efforts to agree to an allocation of the Adjusted Purchase Price and any other items properly treated as consideration for U.S. federal income tax purposes, first, among the Sellers, and, second, among the Assets (including the Assumed Hedge Contracts) of each Seller in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and, to the extent allowed under applicable U.S. federal income tax Legal Requirements, in a manner consistent with the allocated values of the relevant assets, within thirty (30) days after the date of the final determination of the Adjusted Purchase Price in accordance with Section 3.4 (the “Allocation”). If Seller and Buyer reach an agreement with respect to the Allocation, (i) Buyer and Seller shall use commercially reasonable efforts to update the Allocation in accordance with Section 1060 of the Code following any adjustment to the Adjusted Purchase Price under this Agreement, and (ii) Sellers and Buyer will file (and will cause their respective Affiliates to file) Tax Returns (including IRS Form 8594) in all respects and for all purposes consistent with the Allocation, and none of Sellers or Buyer will take any position (or will allow any of their respective Affiliates to take any position) on any Tax Return that is inconsistent with such Allocation, except, in each case, to the extent otherwise required by applicable Legal Requirement or Order; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such Allocation.

2.9 Further Assurances.

From time to time following the Closing, the Parties will execute, acknowledge and deliver all such further conveyances, notices, assumptions, assignments, releases and other instruments, and will take such further actions, as may be reasonably necessary or appropriate (a) to assure fully to Buyer and its respective successors and assigns (i) all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer under this Agreement and (ii) retention of Excluded Assets and Excluded Liabilities by Seller and its respective successors and assigns and to otherwise make effective the transactions contemplated hereby and (b) to assure fully to each Seller and their successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Buyer under this Agreement, and to otherwise make effective the transactions contemplated hereby; provided that nothing in this Section 2.9 will prohibit any Seller or Buyer from ceasing operations or winding up its affairs following the Closing.

ARTICLE 3

PURCHASE PRICE

3.1 Unadjusted Purchase Price.

The aggregate purchase price for the purchase, sale, assignment and conveyance of Sellers’ right, title and interest in, to and under the Assets shall be (a) SIX HUNDRED MILLION FIVE HUNDRED THOUSAND DOLLARS ($600,500,000.00) (the “Unadjusted Purchase Price”), as such amount shall be adjusted in accordance with Section 3.3 below (such adjusted amount, the “Adjusted Purchase Price”) and (b) the assumption of the Assumed Liabilities.

3.2 Good Faith Deposit. Pursuant to the terms of the Deposit Escrow Agreement, Buyer has deposited with the Escrow Agent FORTY-THREE MILLION DOLLARS ($43,000,000.00)

(such amount, together with any and all earnings and interest accrued thereon, the “Deposit Amount”), which will be released by the Escrow Agent and delivered to either Buyer or Sellers in accordance with the terms of Section 4.3(a), Section 4.4(a) or Section 12.2, as applicable.

3.3 Adjustments to the Unadjusted Purchase Price. The Unadjusted Purchase Price shall, subject to the proviso set forth at the end of this Section 3.3, be adjusted, without duplication, as follows:

(a) decreased by the Second Lienholders Payoff Amount in the event a Second Lienholders Default has occurred prior to Closing;

(b) [RESERVED];

(c) decreased by an amount equal to the aggregate amounts received by Sellers (and not remitted to Buyer pursuant to clause (6) of Section 3.3(f) below) with respect to all income and proceeds earned with respect to the Assets from and after the Effective Time, including all amounts earned from the sale, during the period from and after the Effective Time, of Hydrocarbons produced from or attributable to the Assets during any period on or after the Effective Time;

(d) decreased by an amount equal to the aggregate amounts paid by Buyer at Closing pursuant to Section 4.2(b) and Section 4.2(c);

(e) increased by an amount equal to the remainder of (i) the aggregate amount of all Property Costs incurred by Sellers attributable to periods after the Effective Time that are paid by Sellers to Third Parties prior to the Cut-Off Date less (ii) any insurance proceeds actually received by Sellers under third-party, non-captive insurance policies in connection with Property Costs attributable to periods after the Effective Time; and

(f) decreased by an amount equal to the Assumed Prepetition Trade Claims;

provided, however, that notwithstanding anything herein to the contrary:

(1) the adjustments in Sections 3.3(a), if any, shall be applied solely to the Second Lienholders Payoff Amount and shall reduce the amounts, if any, to be received by the Second Lienholders therefrom;

(2) the adjustment in Section 3.3(d), if any, shall be applied to the DIP/First Lien Payoff Amount and Subsequent Second Lienholders Payment as follows: (i) fifty percent (50%) of any amounts paid at Closing pursuant to Sections 4.2(b) and 4.2(c) shall be deducted from the DIP/First Lien Payoff Amount and shall reduce the amount to be received by the DIP Agent therefrom, and (ii) fifty percent (50%) of any amounts paid at Closing pursuant to Sections 4.2(b) and 4.2(c) shall be deducted from the Subsequent Second Lienholders Payment and shall reduce the amount, if any, to be received by the Second Lienholders therefrom;

(3) the adjustments in Section 3.3(c) and Section 3.3(f) shall not be applied to the DIP/First Lien Payoff Amount or Second Lienholders Payoff Amount;

(4) the amount of each adjustment to the Unadjusted Purchase Price described in Section 3.3(c) shall be determined in accordance with GAAP using the accrual method of accounting and COPAS, as consistently applied (the “Accounting Principles”);

(5) “Earned” and “incurred” as used in Section 3.3(c) and Section 3.3(d) shall be interpreted in accordance with accounting recognition guidance under the Accounting Principles;

(6) Buyer shall be entitled to all Hydrocarbons produced from, or attributable to, the Properties from and after the Effective Time and all proceeds thereof and to all other income earned (including, for the avoidance of doubt, any reimbursements for overhead costs charged by Sellers to Third Parties under the applicable operating, unit agreement or other Contract and any and all refunds and indemnities) with respect to the Assets and received on or after Closing. Should any Seller or any Affiliate of Seller receive after Closing any Assets or proceeds or other income to which another Buyer is entitled under this subpart (6), such Seller shall fully disclose, account for, and promptly remit the same to the Buyer;

(7) All adjustments and payments made pursuant to Section 3.3 shall be without duplication of any other amounts adjusted, paid or received under this Agreement; and

(8) For purposes of allocating production under Section 3.3(c)(i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Assets when they are produced into the tank batteries related to or connected to each Well and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Assets when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported. Seller shall use reasonable interpolative procedures to arrive at an allocation of production when exact meter readings, gauging or strapping data are not available.

3.4 Closing Payment and Post-Closing Adjustments.

(a) Not later than five (5) days prior to the Closing Date or such later period as agreed to by Buyer and Sellers, Sellers shall prepare and deliver to Buyer (and provide copies to the DIP Agent, the Committee and the Consenting Second Lienholders), a draft preliminary settlement statement (the “Preliminary Settlement Statement”) setting forth (i) Sellers’ good faith estimate of the Adjusted Purchase Price for the Assets as of the Closing Date after giving effect to all adjustments set forth in Section 3.3, (ii) the Persons, accounts and amounts of disbursements that Sellers designate and nominate to receive the Closing Payment in accordance with the terms of this Agreement and (iii) the wiring instructions for all such payments and disbursements. Sellers shall supply to Buyer reasonable documentation in the possession of Sellers or any of their respective Affiliates to support the items for which adjustments are proposed or made in the Preliminary Settlement Statement delivered by Sellers, and a brief explanation of any such adjustments and the reasons therefor. Within three (3) days after Buyer’s receipt of Sellers’ draft Preliminary Settlement Statement, Buyer will deliver to Sellers a revised draft of the Preliminary Settlement Statement containing all changes that Buyer proposes to be made to the Preliminary Settlement Statement, if any, together with a brief explanation of such changes. The Parties shall attempt in good faith to agree upon the Preliminary Settlement Statement and the Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Unadjusted Purchase

Price at Closing; provided, however, that if the Parties cannot agree on all adjustments set forth in the Preliminary Settlement Statement prior to the Closing, then any such unagreed adjustments as set forth in the Preliminary Settlement Statement as presented by Buyer will be used to adjust the Unadjusted Purchase Price at Closing.

(b) As soon as reasonably practicable after the Closing but not earlier than thirty (30) days prior to and not later than fifteen (15) days prior to the dismissal of, or effective date of a plan of liquidation or reorganization with respect to, the Debtors’ Bankruptcy Case (such date, the “Cut-Off Date”), Sellers shall prepare and deliver to Buyer a draft final settlement statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment under Section 3.3, based on the most recent actual figures for each adjustment. Sellers shall make reasonable documentation available to support the final figures. As soon as reasonably practicable but not later than the tenth (10th) day following receipt of Sellers’ statement hereunder, Buyer shall deliver to Sellers a written report containing any changes that Buyer proposes be made in such statement. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price and in the event that the Parties cannot reach agreement as to the final statement of the Adjusted Purchase Price, any Party may refer the items of adjustment which are in dispute or the interpretation or effect of this Section 3.4 to the Bankruptcy Court for review and final determination.

(c) In determining the amount of any disputed adjustment to the Adjusted Purchase Price, the Bankruptcy Court shall be bound by the terms of Section 3.3 and Section 3.4 and shall be authorized to select only the applicable adjustment as proposed by Buyer or by Sellers. The Bankruptcy Court shall not award damages, interest (except to the extent expressly provided for in this Section 3.4) or penalties to any Party with respect to any such disputed adjustment. Buyer and each Seller shall each bear its own legal fees and other costs of presenting its case. No later than the Cut-Off Date, (A) Buyer shall pay to Sellers the positive amount, if any, by which (1) the Adjusted Purchase Price exceeds (2) the sum of the Closing Payment, plus the Deposit Amount or (B) Sellers shall pay to Buyer the positive amount, if any by which (1) the sum of the Closing Payment, plus the Deposit Amount, exceeds (2) the Adjusted Purchase Price, as applicable. After giving effect to all payments required under this Section 3.4(c), Sellers shall, after satisfaction of the payment of all DIP/First Lien Payoff Amount, Professional Payment Amounts, Wind Down Expenses and, so long as the adjustment in Section 3.3(a) has not been made, the Initial Second Lienholders Payment, pay and deliver to the Second Lien Trustee, for the benefit of the Second Lienholders and to be distributed pursuant to a plan of liquidation, (x) the positive amount, if any, paid by Buyer to Sellers pursuant to clause (A) of the preceding sentence, and (y) any remaining Cash and Cash Equivalents of Sellers (the sum of clause (x) and clause (y), the “Subsequent Second Lienholders Payment”).

(d) Buyer shall assist Sellers in preparation of the final statement of the Adjusted Purchase Price under Section 3.4(b) by furnishing invoices, receipts, reasonable access to personnel and such other assistance as may be requested by Sellers to facilitate such process.

3.5 Payment of Adjusted Purchase Price Proceeds. Sellers shall use the proceeds of the Deposit Amount, the Closing Payment and any other portions of the Adjusted Purchase Price to pay, and Sellers shall pay or cause to be paid:

(a) At the Closing, the DIP/First Lien Payoff Amount to the DIP Agent (which shall be paid by wire transfer of immediately available funds by Buyer in partial consideration of their obligations in Section 4.2(a));

(b) At the Closing, the Initial Second Lienholders Payment (as adjusted pursuant to Section 3.3(a)) to the Second Lien Trustee for the benefit of the Second Lienholders (which shall be paid by wire transfer of immediately available funds by Buyer in partial consideration of their obligations in Section 4.2(a));

(c) At or after the Closing, the Wind Down Expenses to the Persons entitled thereto;

(d) At or after the Closing, the Professional Payment Amounts to the Persons entitled thereto; and

(e) After giving effect to all payments required under Section 3.4(c), and after satisfaction of the payment of all DIP/First Lien Payoff Amount, Professional Payment Amounts, Wind Down Expenses and, so long as the adjustment in Section 3.3(a) has not been made, the Initial Second Lienholders Payment, pay and deliver, the Subsequent Second Lienholders Payment to the Second Lien Trustee for the benefit of the Second Lienholders in accordance with Section 3.4(c).

ARTICLE 4

CLOSING

4.1 Closing Date.

Subject to the satisfaction of the conditions set forth in Article 9, Article 10 and Article 11 hereof (or the waiver thereof by the Party entitled to waive that condition), the closing of the purchase and sale of the Assets and the assumption of the Assumed Liabilities contemplated hereby (the “Closing”) will take place in the offices of Vinson & Elkins LLP located in New York, New York, on the date that is the later to occur of (a) September 28, 2018 and (ii) three Business Days after the satisfaction or waiver of the conditions set forth in Article 9, Article 10 and Article 11 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another place, date or time are agreed to in writing by REC and Buyer. The date and time at which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

4.2 Payments on the Closing Date. At the Closing, Buyer will pay, or cause to be paid:

(a) an amount equal to the Closing Payment in cash by wire transfer of immediately available funds to the account(s) and in the amounts designated in the final Preliminary Settlement Statement, which, together with the disbursement of the Deposit Amount to REC (or to the applicable Person pursuant to the final Preliminary Settlement Statement), shall be applied in accordance with Section 3.5 above;

(b) (i) an amount equal to $2,500,000 in cash by wire transfer of immediately available funds to the account(s) designated by BOKF, NA in full and final satisfaction of the Assumed Unsecured Note Liabilities; plus (ii) an amount equal to $275,000 in full and final satisfaction of the Unsecured Notes Trustee fees and Expenses; and

(c) (i) an amount equal to $1,005,000 in cash by wire transfer of immediately available funds to a segregated account designated by the Fund Administrator in full and final satisfaction of the Assumed Lease Liabilities; plus (ii) the fees of the Lease Claimants’ professionals, including class representative stipends, in the amount of $720,000 in cash by wire transfer of immediately available funds to the account(s) designated by the Fund Administrator.

4.3 Buyer’s Deliveries. At the Closing, Buyer will deliver or cause to be delivered to Sellers (or such other Persons where so designated):

(a) Joint written instructions to the Escrow Agent to disburse the entirety of the Deposit Amount to REC (or such other Person as REC may designate);

(b) Counterparts of the Master Assignment duly executed by Buyer;

(c) Counterparts of the Novation Agreements, duly executed by Buyer, pursuant to which Sellers shall novate the Assumed Hedge Contracts to Buyer;

(d) Counterparts of an Assignment for each jurisdiction in Pennsylvania in which the Assets are located, duly executed by Buyer in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(e) Counterparts of an Assignment for each jurisdiction in Ohio in which the Assets are located, duly executed by Buyer in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(f) Counterparts of the Ohio Mineral Deed, duly executed by Buyer in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(g) Counterparts of the Pennsylvania Mineral Deed, duly executed by Buyer in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(h) Counterparts of the Ohio Surface Deed, duly executed by Buyer in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(i) Counterparts of the Pennsylvania Surface Deed, duly executed by Buyer in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(j) each other Transaction Document to which Buyer is a party, duly executed (and acknowledged, where applicable) by Buyer in sufficient duplicate originals as reasonably requested by Sellers, including letters-in-lieu of transfer orders, change of operator forms to be prepared by Sellers for Buyer’s execution, change of operator notices required under applicable Operating Agreements, and any other applicable forms and declarations required by federal and state agencies relative to Buyer’s acquisition of the Assets, in each case, in form and substance reasonably acceptable to Buyer and Sellers;

(k) the certificates of Buyer to be received by Sellers pursuant to Section 11.1 and Section 11.2;

(l) evidence (including evidence of satisfaction of, or ability to satisfy upon Closing, all applicable bonding or insurance requirements) as Sellers may reasonably request demonstrating that Buyer is qualified with the applicable Governmental Authorities and pursuant to any applicable Operating Agreement to succeed Sellers as the owner and, where applicable, the operator of the Assets; and

(m) such other assignments and other good and sufficient instruments of assumption and transfer, in form reasonably satisfactory to the Parties, as Sellers may request to transfer and assign the Assumed Liabilities to Buyer.

4.4 Sellers’ Deliveries.

At the Closing, each Seller will deliver to Buyer:

(a) Joint written instructions to the Escrow Agent to disburse the entirety of the Deposit Amount to REC (or such other Person as REC may designate);

(b) Counterparts of the Master Assignment duly executed by such Seller;

(c) Counterparts of the Novation Agreements, duly executed by such Seller, pursuant to which Seller shall novate the Assumed Hedge Contracts to Buyer;

(d) Counterparts of an Assignment for each jurisdiction in Pennsylvania in which the Assets are located, duly executed by such Seller in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(e) Counterparts of an Assignment for each jurisdiction in Ohio in which the Assets are located, duly executed by such Seller in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(f) Counterparts of the Ohio Mineral Deed, duly executed by such Seller in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(g) Counterparts of the Pennsylvania Mineral Deed, duly executed by such Seller in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(h) Counterparts of the Ohio Surface Deed, duly executed by such Seller in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(i) Counterparts of the Pennsylvania Surface Deed, duly executed by such Seller in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(j) the certificates of such Seller to be received by Buyer pursuant to Section 9.1 and Section 9.2;

(k) a certificate of non-foreign status of each Seller (or, if a Seller is a disregarded entity for U.S. federal income tax purposes, such Seller’s regarded owner) meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(l) (i) releases of all Encumbrances set forth on Schedule 4.4(l), (ii) authorizations to file UCC-3 termination statement releases in all applicable jurisdictions to evidence such releases, and (iii) all instruments and agreements reasonably requested by, and in form and substance reasonably acceptable to, Buyer to effect and file of record such release;

(m) any assignments or other instruments of conveyance reasonably necessary to transfer the Cash Collateral to Buyer, including any other such document reasonably requested by Buyer, in each case in form reasonably acceptable to Buyer and Sellers; and

(n) such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to the Parties, as Buyer may reasonably request to vest in Buyer all the right, title and interest of such Seller in, to or under any or all the Assets.

4.5 Preparation of Deliveries. Notwithstanding anything in this Agreement to the contrary, Sellers shall prepare and deliver to Buyer drafts of the documents required by Sections 4.4(c)-(i) no later than five (5) Business Days prior to the Closing Date.

4.6 Release of Lease Funds. To the extent that the Fund Administrator has not received a Lease Claimant Form duly executed by all Lease Claimaints on or prior to December 7, 2018 or such later date agreed to by the Buyer, REC will instruct the Fund Administrator to release 50% of any then-remaining amounts (except for amounts earmarked by the Fund Administrator for payment to Lease Claimants who have timely executed and returned a Lease Claimant Form) from the $1,005,000 deposit to the account(s) designated in writing by the DIP Agent and the other 50% of such then-remaining amount to the account(s) designated in writing by the Second Lien Trustee, for the benefit of the Second Lienholders.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller jointly and severally represents and warrants the following to Buyer, as of the Execution Date and the Closing Date:

5.1 Organization and Good Standing.

Each Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Subject to the limitations imposed on such Seller as a result of having filed a petition for relief under the Bankruptcy Code, each Seller has the requisite power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted. Each Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its business or in the states and commonwealths where the Assets are located except as would not reasonably be expected to be material.

5.2 Authority; Validity.

Subject to entry of the Sale Order and such other authorization as is required by the Bankruptcy Court, each Seller has the requisite power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and such other Transaction Documents by each Seller and the consummation by each Seller of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate action. This Agreement has been duly and validly executed and delivered by each Seller and each other Transaction Document required to be executed and delivered by each Seller at the Closing will be duly and validly executed and delivered by such Seller at the Closing. Subject to entry of the Sale Order and assuming the due authorization, execution and delivery by the other Parties, this Agreement and the other Transaction Documents constitute the legal, valid and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 No Conflict.

Except for (a) entry of the Sale Order, (b) notices, filings and consents required in connection with the Bankruptcy Case, (c) any applicable notices, filing, consents or approvals under any applicable antitrust, competition or trade regulation or other Legal Requirements, and (d) items listed on Disclosure Schedule 5.3, no Seller is required to give any notice to, make any filing with or obtain any consent from any Person (including any Governmental Authority) in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby. When the consents and other actions described in the preceding sentence, including entry of the Sale Order, have been obtained and taken, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not result in the breach of any of the terms and provisions of, or constitute a default (with or without notice or lapse of time or both) under, or conflict with, or cause any acceleration of any obligation of any Seller under (i) any Material Contract to which any Seller is or the Assets are bound, (ii) the certificate of incorporation, bylaws or other governing documents of any Seller, (iii) any Order applicable to any Seller or any of the Assets, (iv) any Legal Requirement or (v) result in the creation of any material Encumbrance on the Assets, except, in the case of clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.4 Material Contracts.

(a) Except as set forth on Disclosure Schedule 5.4(a), the Desired 365 Contracts identified as of the Execution Date do not include any Contract providing for an expenditure or aggregate expenditures by one or more Seller in excess of fifty thousand dollars $50,000 (“Material Contracts”). Each Material Contract is in full force and effect and constitutes a valid and binding obligation of the Seller(s) party thereto and, to the Knowledge of each Seller, the other parties thereto in accordance with its terms and conditions, except as such validity and enforceability may be limited by (i) bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights generally and (ii) the obligation to pay Cure Costs. No Seller nor any Affiliate of any Seller has received from any other party to a Material Contract any written notice of termination or intention to terminate any Material Contract that remains unresolved as of the Closing Date. No event has occurred which, with the passage of time or the giving of notice, or both, would constitute a material default under or a material violation of any Material Contract or would cause the acceleration of any obligation of any Seller or, to the Knowledge of each Seller, any other party thereto or the creation of an Encumbrance upon any Asset. Each Seller is not and, to the Knowledge of each Seller, no other party to any Material Contracts is, in material breach of the terms, provisions or conditions of the Material Contracts.

(b) Complete and accurate copies of the Material Contracts (including any and all amendments and supplements thereto) have been provided to Buyer, or Buyer has otherwise been provided access to such Material Contracts, prior to the Execution Date.

(c) None of the Material Contracts are oral contracts or agreements.

5.5 Permits, Compliance with Legal Requirements and Equipment.

(a) (i) All necessary material Permits with regard to the ownership or operation of the Assets have been obtained and maintained in full force and effect, (ii) no Seller has received written notice of material default under any Permit and (iii) no material violations exist in respect of such Permits, except for such non-compliance and such facts, conditions or circumstances, the subject of which have been finally resolved.

(b) Except as set forth on Disclosure Schedule 5.5(b), during the past four (4) years, each Seller and all of each Seller’s Affiliates’ ownership and operation of the Assets have been in compliance in all material respects with all applicable Legal Requirements.

(c) To the Knowledge of each Seller, the Assets include all of the material personal tangible property employed by each Seller in its (or its Affiliates’) current ownership and operation of the Assets.

5.6 Wells; Plug and Abandon Notice.

Except as set forth on Disclosure Schedule 5.6:

(a) There are no Wells (i) in respect of which a Seller has received a written notice, demand or order from any Governmental Authority or other Person requiring that such Wells be plugged and abandoned or requiring any mechanical integrity tests which have not been resolved to such Governmental Authority’s or other Person’s satisfaction, (ii) that are shut-in or are temporarily abandoned, (iii) for which such Seller is currently obligated by applicable Legal Requirement or applicable Contract to plug and abandon or (iv) operated by a Seller or any Affiliate of a Seller and, to each Seller’s Knowledge, there is no Well operated by a Third Party, that has been drilled and completed in a manner that is not within the limits permitted by all applicable Legal Requirements, Leases and Contracts in all material respects;

(b) During the period of Sellers’ ownership and operation of the Assets, all Wells have been either in use for purposes of production or injection or suspended or temporarily abandoned in accordance with applicable Legal Requirements, Leases and Contracts;

(c) There are no Wells that are subject to exceptions to a requirement to plug and abandon issued by a Governmental Authority having jurisdiction over the applicable Well, Lease or Interest; and

(d) To each Seller’s Knowledge, Disclosure Schedule 5.6 sets forth the payout balances (net to the aggregate Working Interest of Sellers) as of the date set forth on such Schedule, for each Well listed on Exhibit B that is subject to a reversion or other adjustment at some level of cost recovery or payout.

5.7 Imbalances.

There are no material Imbalances relating to the Assets.

5.8 Hedging.

There is no Hedge Contract, other than the Assumed Hedge Contracts, that is or will be binding on Buyer or the Assets at any time after the Closing Date.

5.9 Preferential Purchase Rights and Drag-Along and Tag-Alongs.

(a) Disclosure Schedule 5.9(a) lists all Preferential Purchase Rights to which any Assets are subject, which would be triggered by this Agreement and to which a notice would be required under the terms thereof due to the Parties entering into this Agreement, and there are no other such Preferential Purchase Rights.

(b) Disclosure Schedule 5.9(b) lists all Drag-Alongs or Tag-Alongs that, unless the Bankruptcy Court enters an Order providing that compliance with such Drag-Along or Tag-Along is not required, would be applicable to the sale of Assets by Sellers as contemplated by this Agreement.

5.10 Suspense Funds.

Disclosure Schedule 5.10 sets forth a list, true and correct as of the date set forth therein, of all Suspense Funds and the name or names of the Persons to whom such funds are owed, the relevant Asset, and the total amount owed to each relevant Person in respect of each applicable Asset.

5.11 Intellectual Property.

Except as limited by Section 365(c)(1)(A) of the Bankruptcy Code, each Seller owns all material Intellectual Property or has valid licenses to use all material Intellectual Property used by it in the ordinary course of business. As of the date hereof, no Proceedings are pending or, threatened against any Seller before a Governmental Authority with regard to the ownership by such Seller of any Intellectual Property.

5.12 Legal Proceedings.

Except for the Bankruptcy Case and any adversary proceedings or contested motions commenced in connection therewith, or as set forth on Disclosure Schedule 5.12, after giving effect to the Sale Order, there is no Proceeding or Order pending (a) before any Governmental Authority, arbitrator or mediator against any Seller (i) relating to any Asset operated by any Seller or any Affiliate of a Seller or, to each Seller’s Knowledge, relating to any other Asset, or relating to each Seller’s or any of each Seller’s Affiliates’ ownership or operation of any Asset or (ii) seeking to prevent the consummation of the transactions contemplated hereby or (b) to each Seller’s Knowledge, threatened in writing within twenty-four (24) months prior to the Execution Date by any Third Party or Governmental Authority against any Seller (i) relating to any Asset operated by any Seller or any Affiliate of a Seller or, to each Seller’s Knowledge, relating to any other Asset, or relating to each Sellers or any of each Seller’s Affiliates’ ownership or operation of any Asset or (ii) seeking to prevent the consummation of the transaction contemplated hereby.

5.13 No Take-or-Pay Obligations; Royalties.

(a) Except as set forth on Disclosure Schedule 5.13(a), (i) no Seller is obligated by virtue of any take-or-pay payment (including any process-or-pay or fractionate-or-pay), advance payment or other similar payment (other than gas balancing arrangements or Royalties that are reflected in the Net Revenue Interest figures set forth in Exhibit A or Exhibit B) to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Assets at some future time without receiving payment therefor at or within a customary period after the time of delivery and (ii) no Seller or its Affiliates are obligated to pay any penalties or other amounts under any agreement as a result of the sale, gathering, delivery, processing, fractionation or transportation of quantities of Hydrocarbons produced from the Assets under or in excess of any such agreement’s requirements.

(b) To each Seller’s Knowledge, during the past two (2) years and except as set forth on Disclosure Schedule 5.13, all Royalties with respect to the Assets have been or will be properly and timely paid (or constitute Suspense Funds), or if not paid, are being contested in good faith in the normal course of business as set forth on Disclosure Schedule 5.13.

5.14 [RESERVED].

5.15 Brokers or Finders.

Except as set forth on Disclosure Schedule 5.15 of this Agreement and for the Professional Payment Amounts described herein, no Seller has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby for which Buyer is or will become liable.

5.16 Non-Consent Operations; Current Commitments, Advances, Expenses.

(a) Except as set forth on Disclosure Schedule 5.16, no operations are being conducted on the Assets with respect to which any Seller has elected to be a non-consenting party under the applicable Operating Agreement and with respect to which all of such Seller’s rights have not yet reverted to it. Disclosure Schedule 5.16 contains the payout status of each Well as of the Execution Date (or such other recent date as shown on such schedule) in which a possible reversion of interest may occur at payout.

(b) Disclosure Schedule 5.16 sets forth, as of the Execution Date, all unexpired authorities for expenditures relating to the Assets to drill or conduct other operations as to any Wells or for other capital expenditures for which all of the activities anticipated in such authorities for expenditures or commitments have not been completed by the Execution Date and which each Seller reasonably anticipate will individually require expenditures by the owner of the Assets attributable to periods on or after the Execution Date in excess of One Hundred Thousand Dollars ($100,000.00) (net to Sellers’ collective Working Interests).

5.17 Environmental Matters.

Except as set forth on Disclosure Schedule 5.17:

(a) the Assets, such Seller’s and its Affiliates’ ownership and operation of the Assets, and to such Seller’s Knowledge, all Third Parties’ operation of the Assets, are and, during the past four (4) years, have been in compliance in all material respects with all Environmental Laws;

(b) all material Environmental Permits for operating the Assets operated by such Seller, and to such Seller’s Knowledge, all material Environmental Permits for operating the Assets operated by Third Parties, have been obtained and are currently in full force and effect, and such Seller has not, nor to such Seller’s Knowledge, no Third Party has, received any notice that any such existing Environmental Permit will be revoked or any pending application for any new material Environmental Permit or renewal of any existing material Environmental Permit will be protested or denied;

(c) there are no written material claims, demands, suits, investigations, requests for information, orders, or proceedings pending or threatened under Environmental Law against such Seller with respect to the Assets or its ownership or operation thereof;

(d) there has been no Release or, to such Seller’s Knowledge, threatened Release of Hazardous Substances at, on, under or from the Assets that is in material violation of, or that would be reasonably expected to result in a material liability under, any Environmental Law and there is no material Remediation required of such Seller under any Environmental Law as a result of any: (i) presence, Release or, to such Seller’s Knowledge, threatened Release of Hazardous Substances at, on, under or from (x) the Assets or (y) any real property offsite the Assets where such Seller has transported or disposed, or arranged for the transport or disposal, of Hazardous Substances generated at the Assets; or (ii) violation of Environmental Law;

(e) to such Seller’s Knowledge, there has been no exposure of any Person or property to Hazardous Substances in connection with such Seller’s ownership or operation of the Assets that would reasonably be expected to form the basis for a material claim for damages or compensation;

(f) such Seller has not entered into, nor is such Seller subject to, any agreements, consents, orders, decrees, judgments, settlements or other directives of any Governmental Authority that are in existence as of the date of this Agreement and impose material obligations, restrictions or liabilities under Environmental Law, including any changes in the present or future operation of any of the Assets; and

(g) such Seller has made available to Buyer complete and correct copies of all environmental assessments and studies and all similar documentation and correspondence addressing potentially material environmental liabilities or obligations relating to the Assets or the ownership or operation thereof that are in possession of such Seller.

5.18 Title and Leases.

(a) Sellers have Defensible Title to the Assets, including the Properties.

(b) Except as set forth on Disclosure Schedule 5.18(b), (i) No Seller nor any Affiliate of a Seller has received from any other party to a Lease any written notice from a lessor seeking to terminate any Lease and, to the Knowledge of each Seller, no event has occurred which (with notice or lapse of time, or both) would constitute an unresolved default under any Lease or give Sellers or any other party to any Lease the right to terminate or modify any Lease and (ii) each Seller is not, and to the Knowledge of each Seller, no other party to any Lease is, in material breach of the terms, provisions or conditions of the Leases.

(c) Except as set forth on Disclosure Schedule 5.4(a) or Disclosure Schedule 5.18(c), none of the Leases or Wells (i) are subject to any surface waivers or similar restrictions on drilling or location of drill sites, or other restrictions on the ingress and egress to and from the Leases, for purposes of drilling and other operations, in each case, that would, individually or in the aggregate, be reasonably likely to materially impair or have a Material Adverse Effect on the development of the Assets or (ii) are subject to an outstanding drilling commitment or outstanding condition to drill a well or wells during the primary term thereof.

(d) Disclosure Schedule 5.18(d) sets forth those Contracts that are Assigned Leases and Interests that are being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production.

(e) Except as set forth on Disclosure Schedule 5.18, during the past 12 months, no Seller has assigned to any other Person any right title or interest in or to the Leases or Wells.

5.19 Operatorship.

Exhibit B indicates the Wells in which a Seller is the operator as of the Execution Date. There is no actual pending vote, or any outstanding formal request for a vote (whether written or oral) and, to each Seller’s Knowledge, no threatened vote or request for a vote, to have the applicable Seller removed as operator of any of the Wells for which a Seller is currently designated as the operator.

5.20 Casualty Losses.

As of the Execution Date, there has been no Casualty Loss (whether or not covered by insurance) affecting any of the Assets in any material respect which has not subsequently been completely repaired, replaced or restored.

5.21 Credit Support.

Disclosure Schedule 5.21 is a complete and accurate list of all cash deposits, guarantees, letters of credit, treasury securities, surety bonds and other forms of credit assurances or credit support provided by or on behalf of any Seller in support of the obligations of such Seller to any Governmental Authority, contract counterparty or other Person by Sellers related to the ownership or operation of the Assets.

5.22 Books and Records.

The books of account and Records of each Seller relating to the Assets have been maintained in all material respects in accordance with commercially reasonable business practices comparable to similarly situated companies in the industry, consistently applied.

5.23 Labor Matters.

(a) The Applicable Employees represent the entirety of the individuals employed by a Seller or its Affiliates as of the Execution Date and who provide material field-level operating services to a Seller with respect to the Properties and first-level field supervisors of such field-level employees and the Applicable Contractors. The Applicable Contractors represent the entirety of the individuals who are engaged by a Seller or its Affiliates as of the Execution Date and who provide material field-level operating services to a Seller with respect to the Properties. The Applicable Employees and Applicable Contractors collectively represent the entirety of the individuals whose field-level operating services are necessary to manage and operate the Properties at the field level as the Properties are now managed and operated at the field level. Each of the Applicable Employees and Applicable Contractors provide field-level operating services or first-level field supervisory services to a Seller with respect to the Properties.

(b) With respect to each Applicable Employee, as of the date hereof each Seller has provided Buyer a schedule listing his or her: (A) employing or engaging entity; (B) job title; (C) base salary or hourly rate of pay; (D) status as exempt or non-exempt under the Fair Labor Standards Act, as amended; (E) bonus compensation and other compensation paid in 2017 and payable or potentially payable for 2018; (F) hire date and service date (if different); (G) leave status (including nature and expected duration of any leave); (H) details of any visa; and (I)

description of any employment, consulting, bonus, incentive, severance, retention, change in control, or other Contract applicable to him or her. With respect to each Applicable Contractor, as of the date hereof each Seller has provided Buyer a schedule that describes his or her services provided, compensation arrangements, and details of any Contract applicable to such services and arrangements.

(c) No Applicable Employee or Applicable Contractor is represented by a labor union or other representative of employees and no Seller is a party to, or bound by, a collective bargaining agreement or any other Contract with a labor union or representative of employees that in any way relates to an Applicable Employee or the Assets. There are no, and during the past four (4) years there have not been any, strikes, lockouts or work stoppages existing or, to each Seller’s Knowledge, threatened, with respect to any Applicable Employee or Applicable Contractor or any other individuals who have provided services with respect to the Assets. There have been no union certification or representation petitions or demands with respect to the Assets or an Applicable Employee and, to each Seller’s Knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Assets or an Applicable Employee or Applicable Contractor. Other than as set forth on Disclosure Schedule 5.23, there is no legal, administrative or other claim, charge, labor dispute, grievance or arbitration proceeding pending or threatened by or with respect to any Applicable Employee or Applicable Contractor or any other individual who has provided services with respect to the Assets.

5.24 Employee Benefit Plan Matters.

(a) Disclosure Schedule 5.24(a) includes a true and correct list of each Seller Benefit Plan. Each Seller Benefit Plan is, and has been, operated in accordance with its terms and with all applicable Laws including, if applicable, ERISA and the Code in all material respects.

(b) There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability of any Seller or any ERISA Affiliate of a Seller that would be, or would reasonably be expected to become, a Liability following the Closing Date of Buyer or any of its Affiliates.

(c) Except as set forth on Disclosure Schedule 5.24(c), the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (i) require a Seller or any of its ERISA Affiliates to make a larger contribution to, or pay greater compensation, payments or benefits under, any Seller Benefit Plan than they otherwise would, (ii) create or give rise to any additional vested rights or service credits under any Seller Benefit Plan, or (iii) cause any payments of money or property, acceleration of benefits, or provisions of other rights to be made hereunder or under any Seller Benefit Plan that, in the aggregate, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code (determined without regard to the exception contained in Section 280G(b)(4) of the Code), in each case, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

5.25 Taxes.

(a) Except as set forth on Disclosure Schedule 5.25:

(i) all Periodic Non-Income Taxes that have become due and payable have been duly and timely paid in full, and all Tax Returns with respect to Periodic Non-Income Taxes required to be filed have been duly and timely filed;

(ii) there are no Encumbrances on any of the Assets attributable to Taxes other than Permitted Encumbrances;

(iii) no audit, litigation or other proceeding with respect to Periodic Non-Income Taxes has been commenced or is presently pending, and no Seller has received written notice of any pending claim against it (which remains outstanding) from any applicable Tax Authority for assessment of Periodic Non-Income Taxes and, to such Seller’s Knowledge, no such claim has been threatened;

(iv) the Assets do not consist of property or obligations, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws; and

(v) none of the Assets is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(b) Each Asset or tax partnership that is set forth on Schedule 5.25 has in effect a valid election under Section 754 of the Code for the taxable year that includes the Closing Date.

5.26 Regulatory Matters. No Seller (a) is a “natural gas company” engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, as amended, or has operated, or provided services, using any of the Assets in a manner that subjects it, any third party operator of the Assets or any future owner of the Assets to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (i) as a natural gas company under the Natural Gas Act of 1938 (other than pursuant to a certificate of limited jurisdiction as described below) or (ii) as a common carrier pipeline under the Interstate Commerce Act; or (b) holds any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of law or a blanket certificate issued to permit participation in capacity release transactions. No Seller is a gas utility, common carrier or public utility subject to the jurisdiction of the State of Ohio or the Commonwealth of Pennsylvania and no Seller has acquired any of the Assets through the use or threatened use of eminent domain or condemnation.

5.27 Insurance. Disclosure Schedule 5.27 sets forth a list of all of the material policies of insurance carried by any Seller for the benefit of Sellers or the Assets, and all such policies are in full force and effect. No material claim relating to Sellers or the Assets is outstanding under any of the policies set forth on Disclosure Schedule 5.27, and no carrier of any such policy has asserted any denial of coverage for such claims. All premiums under such policies that are due and payable on or prior to the Execution Date have been paid in full. No Seller has received written notice of cancellation or any threatened cancellation of any such insurance policies or premium increase or material alteration of coverage with respect to any such insurance policies.

5.28 Cash Collateral. Disclosure Schedule 5.28 sets forth all Cash Collateral.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

6.1 Organization and Good Standing.

Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the requisite power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted. Buyer is (or at the Closing will be) duly qualified or licensed to do business in the State(s) where the Assets are located and Buyer or Buyer’s Affiliates will be duly qualified or licensed to own or lease and to operate and use oil and gas assets in the State(s) where the Assets are located.

6.2 Authority; Validity; Consents.

Buyer has the requisite power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated herein have been duly and validly authorized by all requisite limited liability company or corporate actions in respect thereof. This Agreement has been duly and validly executed and delivered by Buyer and each other Transaction Document to which Buyer is a party will be duly and validly executed and delivered by Buyer, as applicable, at the Closing. This Agreement and the other Transaction Documents to which Buyer is a party constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except in each case as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such principles are considered in a proceeding at law or in equity.

6.3 No Conflict.

Except for (a) any applicable notices, filing, consents or approvals under any applicable antitrust, competition or trade regulation or other Legal Requirements, and (b) items listed on Disclosure Schedule 6.3, Buyer is not and will not be required to give any notice to, make any filing with or obtain any consent from any Person (including any Governmental Authority) in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby, except as would not, individually or in the aggregate, reasonably be expected to affect

Buyer’s ability to perform its obligations under this Agreement or any other Transaction Documents or to consummate the transactions contemplated hereby or thereby. When the consents and other actions described in the preceding sentence have been obtained and taken, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not result in the breach of any of the terms and provisions of, or constitute a default (with or without notice or lapse of time or both) under, or conflict with, or cause any acceleration of any obligation of any Buyer under (i) any agreement, indenture or other instrument to which it or its assets is bound, (ii) the certificate of incorporation, bylaws or other governing documents of Buyer, (iii) any Order applicable to Buyer or its assets or (iv) any Legal Requirement, except as would not, individually or in the aggregate, reasonably be expected to affect Buyer’s ability to perform its obligations under this Agreement or any other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

6.4 Litigation.

There are no Proceedings or Orders pending, outstanding or, to the Knowledge of Buyer, threatened against Buyer, that seek to restrain or prohibit or otherwise challenge the consummation, legality or validity of the transactions contemplated hereby or that would, individually or in the aggregate, reasonably be expected to have an adverse effect on Buyer’s performance of any of its obligations and covenants hereunder that are to be performed prior to, at or after Closing.

6.5 Bankruptcy.

There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or, to the Knowledge of Buyer, threatened against Buyer.

6.6 Brokers or Finders.

Neither Buyer nor any Person acting on behalf of Buyer has paid or become obligated to pay any fee or commission to any broker, finder, investment banker, agent or intermediary for or on account of the transactions contemplated by this Agreement for which Sellers are or will become liable.

6.7 Financial Capability. Buyer has, and will have at the Closing, sufficient funds available in cash to pay the Closing Payment and any fees and expenses incurred by or otherwise required to be paid by Buyer in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Buyer’s obligations to complete the transactions contemplated hereby are not dependent upon or conditioned on receipt of financing.

ARTICLE 7

ACTIONS PRIOR TO THE CLOSING DATE

7.1 Access and Reports.

(a) Subject to applicable Legal Requirements, upon reasonable prior notice, Sellers will afford Buyer’s officers and other authorized Representatives reasonable access, during normal business hours until the Closing, to the Assets and the officers, consultants and authorized

Representatives of Sellers and their respective Affiliates (including their legal advisors and accountants), to make such investigation of the Assets and the Assumed Liabilities as it reasonably requests; provided, however, in connection with such access, Buyer’s authorized Representatives will (i) abide by any safety rules, regulations and operating policies provided in writing by Sellers or its Representatives and (ii) at Sellers’ option, be accompanied by at least one (1) Representative of Sellers. Notwithstanding anything herein to the contrary, no such investigation or examination will be permitted to the extent that it would require Sellers to disclose information that would cause Seller to violate the attorney-client privilege or any other applicable privileges or immunities.

(b) Buyer acknowledges that Confidential Information (as defined in the Confidentiality Agreement) has been, and in the future will be, provided to it in connection with this Agreement, including under this Section 7.1, and is subject to the terms of the confidentiality agreement dated May 30, 2018 between REC and Buyer (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Buyer acknowledges and understands that this Agreement may be provided to the Consultation Parties (as defined in the Bid Procedures) or be publicly filed in the Bankruptcy Court and further made available by Sellers to prospective bidders and that, except as prohibited herein, such disclosure will not be deemed to violate any confidentiality obligations owing to Buyer, whether pursuant to this Agreement, the Confidentiality Agreement or otherwise. Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate. Sellers acknowledge that from and after the Closing, all non-public information relating to the Assets and the Assumed Liabilities will be valuable and proprietary to Buyer and its Affiliates. Sellers agree that, from and after the Closing, no Seller will disclose to any Person any information relating to Buyer and its Affiliates, the Assets or the Assumed Liabilities, except as required by Legal Requirements or as otherwise becomes available in the public domain other than through any action by any Seller in violation of its obligations under this Section 7.1(b). Sellers acknowledge and agree that the remedies at law for any breach or threatened breach of this Section 7.1(b) by any Seller are inadequate to protect Buyer and its Affiliates and that the damages resulting from any such breach are not readily susceptible to being measured in monetary terms. Accordingly, without prejudice to any other rights or remedies otherwise available to Buyer or its Affiliates, each party acknowledges and agrees that upon any breach or threatened breach by a Seller of the terms and conditions of this Section 7.1(b), Buyer and its Affiliates, as applicable, will be entitled to immediate injunctive relief and to seek an order restraining any threatened or future breach from any court of competent jurisdiction without proof of actual damages or posting of any bond in connection with any such remedy. The provisions of this Section 7.1(b) will survive the Closing.

(c) Buyer’s inspection right with respect to the environmental condition of the Assets shall be limited to conducting a Phase I Environmental Site Assessment in general accordance with the ASTM International Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation: E1527-13) and to performing an evaluation of compliance with Environmental Laws (“Phase I”). Seller shall not be entitled to conduct any Phase II Environmental Site Assessments similar to the ASTM International Standard Practice Environmental Site Assessments: Phase II Environmental Site Assessment Process (Publication Designation: E1903-11) (“Phase II”) or any invasive or intrusive testing, or sampling on or relating to the Assets, including any testing or sampling of soil, surface water, groundwater, soil gas, air or building materials (collectively, the “Invasive Activity”)

without the prior written consent of Seller, such consent to be granted, conditioned or withheld at the sole discretion of Seller.

7.2 Operations Prior to the Closing Date.

Except (v) as expressly contemplated by this Agreement, (w) as disclosed in Disclosure Schedule 7.2, (x) with the prior written consent of Buyer (which consent will not be unreasonably withheld, conditioned or delayed) or the approval of the Bankruptcy Court, (y) as otherwise required by Legal Requirements, or (z) as ordered by the Bankruptcy Court or limited by restrictions or limitations under the Bankruptcy Code on Chapter 11 debtors:

(a) from the Execution Date until the Closing Date, Sellers shall:

(i) maintain the Assets operated by Sellers in their current condition, ordinary wear and tear excepted, and in accordance with applicable Legal Requirements, Contracts and Leases;

(ii) pay or cause to be paid all bonuses, rentals, Royalties, and other Property Costs and development and operating expenses, and other payments incurred with respect to the Assets operated by Sellers except (A) Royalties held in suspense as a result of title issues and that do not give any Third Party a right to cancel an interest in any Assets operated by any Seller, and (B) expenses or Royalties in excess of twenty-five thousand dollars $25,000 that are being contested by Sellers in good faith and set forth on Disclosure Schedule 7.2(a)(ii), unless the nonpayment of such contested expenses or royalties could result in the termination of an Assigned Lease and Interest;

(iii) maintain books, accounts and records relating to the Assets in accordance with past custom and practice;

(iv) provide, on a weekly basis, estimates of the Receivables balances and Cash and Cash Equivalents balances of the Sellers;

(v) promptly notify Buyer of any proposals for operations relating to the Assets by any Third Party and Sellers’ subsequent election to be a consenting or a non-consenting party under the applicable Operating Agreement;

(vi) maintain Suspense Funds in the ordinary course of business and not exercise any rights of set off against the Suspense Funds or otherwise against the Assets;

(vii) use commercially reasonable efforts to maintain in full force and effect all Leases that are presently producing in paying quantities or otherwise held by shut-in payments or other payments in lieu of production or drilling operations;

(viii) maintain insurance coverage on the Assets in the amounts and coverages and of the types presently in force; and

(ix) maintain all material governmental permits and approvals affecting the Assets.

(b) From the Execution Date until the Closing Date, Sellers shall not:

(i) abandon or permit any Asset to lapse (except any abandonment of Leases to the extent any such Leases terminate pursuant to their terms absent the conduct of any operations or as required by any Governmental Authority pursuant to applicable Legal Requirement);

(ii) terminate, cancel, materially amend or modify, or extend any Assigned Contract that has been identified as such as of the Execution Date or Assigned Lease and Interest or enter into any additional Contract related to or binding on any Asset;

(iii) sell, lease, Encumber, transfer, assign or otherwise dispose of all or any portion of any Assets, except sales of Hydrocarbons in the ordinary course of business;

(iv) establish, adopt, enter into, or amend any collective bargaining agreement or Employee Benefit Plan covering any Applicable Employee or Applicable Contractor, including any Seller Benefit Plan;

(v) increase the compensation payable or potentially payable to any Applicable Employee or Applicable Contractor other than in the ordinary course of business or as required by any Seller Benefit Plan;

(vi) hire any individual who would become an Applicable Employee unless required to replace any Applicable Employee whose employment is terminated as permitted hereunder (and only subject to employment terms comparable to those of the Applicable Employee being replaced);

(vii) not approve any individual authorization for expenditure or similar request or invoice for funding or participation under any Contract which is reasonably estimated to require expenditures net to Sellers’ collective Working Interest in excess of Fifty Thousand Dollars ($50,000.00);

(viii) settle, waive or modify any claims, causes of action, rights or defenses with respect to, or otherwise compromise any of the Specified Litigation; or

(ix) commit or enter into an agreement with respect to any matter that is prohibited by the foregoing.

(c) From the Execution Date until the Cut-Off Date, Sellers shall not (A) make any payments or distributions to any Persons other than the payment of the DIP/First Lien Payoff Amount, the Second Lienholders Payoff Amount (unless a Second Lienholders Default has occurred prior to Closing), Professional Payment Amounts or Wind Down Expenses to any applicable Persons entitled thereto, or (B) make any payments or distributions of any DIP/First

Lien Payoff Amounts or Second Lienholders Payoff Amount from any funds or amounts of Sellers other than the proceeds of the Adjusted Purchase Price, as estimated.

7.3 Commercially Reasonable Efforts. Sellers, on the one hand, and Buyer, on the other hand, will use commercially reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, such actions reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including using commercially reasonable efforts to accomplish the following: (a) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article 9, Article 10 and Article 11 to be satisfied, (b) the obtaining, at the earliest practicable date, of all necessary Governmental Authorizations and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) and the taking reasonable steps as may be necessary to avoid any Proceeding by any Governmental Authority, and (c) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. Additionally, with regard to each Well operated by a party other than a Seller, Buyer will, as soon as reasonably practicable after the Closing Date, deliver to the applicable operator of such Well a copy of the recorded Assignment evidencing the conveyance of Sellers’ interest in such Well to Buyer, as well as any other documentation reasonably requested by such operator to evidence such conveyance. Nothing in this Section 7.3 will require a Seller or Buyer to pay any consideration to any Third Party, to initiate any Proceedings or to incur any obligation or to waive any right under this Agreement.

7.4 Regulatory Approvals.

(a) Buyer and Sellers will use commercially reasonable efforts to (i) make or cause to be made all filings, if any, required of each of them or any of their respective Affiliates under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement in the case of all filings required under the HSR Act and within two weeks in the case of all other filings required by other Antitrust Laws, (ii) reasonably comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents or other materials received by each of them or any of their respective subsidiaries from Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or any other Governmental Authority in respect of such filings or such transactions, and (iii) reasonably cooperate with each other in connection with any such filing (but in no event shall either party be required to provide copies of any documents to the non-filing parties) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction. Each such Party will use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Legal Requirement in connection with the transactions contemplated by this Agreement, except for any such information that is confidential, privileged, proprietary or is the subject of any restrictions on disclosure. Each such Party will promptly inform the other parties of any oral communication with, and provide copies of written communications from, any Governmental Authority regarding any such filings or any such transaction, except for any such information that is confidential, privileged, proprietary or is the subject of any restrictions on disclosure. No Party hereto will independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Legal Requirement, the Parties will use commercially reasonable efforts to consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party relating to proceedings under the HSR Act or other Antitrust Laws. Sellers and Buyer may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.4 as “outside counsel only.” Such materials and the information contained therein will be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of the materials (Sellers or Buyer, as the case may be).

(b) Each of Buyer and Sellers will use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act (as amended), the Clayton Act (as amended), the Federal Trade Commission Act (as amended) and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Legal Requirements that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). Each of Buyer and Sellers will use its commercially reasonable efforts to take such action as may be required to cause the expiration or termination of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement and in any event prior to the Outside Date.

(c) Notwithstanding anything herein to the contrary, in no event shall Buyer be required in order to obtain clearance under, or to terminate any waiting period required by, any Antitrust Law or to avoid the entry of, or to effect the dissolution of, any Antitrust Order that would have the effect of preventing or delaying the Closing beyond the Outside Date, to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate Order or otherwise, the sale, divestiture or disposition of any assets or businesses of any Person, including the Assets, or otherwise offer to take or offer to commit to take any action that limits any Person’s freedom of action with respect to, or its ability to retain, any of the businesses or assets of any Person, including the Assets.

7.5 Bankruptcy Court Approval.

(a) Sellers and Buyer each acknowledge that this Agreement and the sale of the Assets and the assumption of the Assigned Contracts by Buyer and assignment of the Assets to Buyer are subject to Bankruptcy Court approval and the entry of the Sale Order. Sellers will pursue diligently the entry of the Sale Order under the Bid Procedures.

(b) Buyer agrees that it will promptly take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Sale Order and a finding of adequate assurance of future performance by Buyer of the Assigned Contracts, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Buyer under this Agreement and demonstrating that Buyer is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code. In the event the entry of the Bid Procedures Order or the Sale Order is appealed, Sellers and Buyer will use their respective commercially reasonable efforts to defend such appeal(s).

(c) In the event an appeal is taken or a stay pending appeal is requested from the Sale Order, Sellers shall use their best efforts to defend and oppose such appeal and promptly notify Buyer of such appeal or stay request and shall promptly provide to Buyer a copy of all related filings in accordance with Section 7.6.

(d) From and after the Execution Date and prior to the Closing or the termination of this Agreement, Sellers shall not take any action which is intended to (or is reasonably likely to), or fail to take any action the intent (or the reasonably likely result) of which failure to act is to, result in the reversal, voiding, modification or staying of the Sale Order or this Agreement. If Buyer is the Successful Bidder at the Auction (as defined in the Bid Procedures), Sellers shall not take any action which is intended to, or fail to take any action the intent of which failure to act is to, result in the reversal, voiding, modification or staying of the Bid Procedures Order or the Sale Order.

7.6 Bankruptcy Filings. From and after the Execution Date and until the Closing Date, Sellers shall use commercially reasonable efforts to promptly deliver to Buyer copies of all pleadings, motions, notices, statements, schedules, applications, reports and other papers that relate, in whole or in part, to this Agreement and the transactions contemplated hereby, or to Buyer or their respective agents or representatives, that are to be filed by Sellers in the Bankruptcy Case in advance of their filing, in each case, if reasonably practicable under the circumstances before the filing of such papers.

7.7 Financing; Cooperation.

(a) Sellers acknowledge that Buyer may obtain equity financing (the “Equity Financing”) and/or debt financing (the “Debt Financing” and, together with the Equity Financing, the “Financing”) to finance a portion of Closing Payment and the development of the Assets, which may include, common or preferred securities, registered or private notes, syndicated loans and/or bank or other indebtedness of any kind (and commitments in respect thereof); provided, however, Buyer confirms that it is not a condition to Closing or any of its other obligations under this Agreement that the Buyer obtain the Financing (or any other financing) for or in connection with the transactions contemplated by this Agreement.

(b) Prior to the Closing (or until the earlier termination of this Agreement in accordance the terms hereof), Sellers shall provide, and shall use their commercially reasonable efforts to cause their Affiliates and their Representatives to provide, Buyer such reasonable cooperation as may be reasonably requested by Buyer with respect to the Financing. Such cooperation shall include:

(i) participating in a reasonable number of due diligence sessions, drafting sessions, road shows and sessions with ratings agencies in connection with the Financing including using commercially reasonable efforts to facilitate direct contact between senior management (with appropriate seniority and expertise) and representatives (including, for the avoidance of doubt, accountants) of Sellers, on the one hand, and the Financing Sources, and permitting the prospective investors or lenders involved in the Financing to conduct customary due diligence, all during normal business hours and with reasonable prior notice at reasonable locations and subject to customary confidentiality arrangements for syndicated indebtedness or private placements of Securities, as applicable;

(ii) providing information reasonably requested by Buyer for its preparation of materials for offering prospectuses, bank information memoranda, marketing materials, rating agency presentations and similar documents required in connection with the Financing, and using commercially reasonable efforts to identify any information contained therein that would constitute material, non-public information with respect to Sellers, their Affiliates or their Assets for purposes of applicable securities Legal Requirements;

(iii) furnishing Buyer and its Financing Sources with lease operating statements with respect to the oil and gas reserves evaluated in Sellers’ proved Hydrocarbon reserve report for the Assets as of December 31, 2017, in form and substance for the three most recently completed fiscal years ended at least ninety (90) days before the Closing Date and for the fiscal quarters ended March 31, 2018 and June 30, 2018 and Sellers’ proved Hydrocarbon reserve report for the Assets as of December 31, 2017 prepared by Netherland Sewell & Associates or another independent petroleum engineering firm reasonably acceptable to Buyer;

(iv) providing to Buyer copies of any updates to the proved Hydrocarbon reserve report for the Assets as of December 31, 2017 prepared by Netherland Sewell & Associates or another independent petroleum engineering firm reasonably acceptable to Buyer and obtaining from such independent petroleum engineering firm consents for the inclusion of such reports in bank information memorandum, offering memorandum or other marketing materials used in connection with the Financing, provided that Sellers shall have no obligation to update any such proved Hydrocarbon reserve report;

(v) providing reasonable assistance to Buyer in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in the Financing;

(vi) providing reasonable assistance to Buyer in preparing (a) a description of the Assets and “Management’s Discussion and Analysis” with respect to the Assets, (b) the pro forma financial information and (c) any other relevant section of any offering documents, in each case to the extent necessary in connection with any offering documents in respect of the Financing;

(vii) providing lease operating statements in respect of the Assets prior to the Closing Date to the extent normally prepared by Sellers promptly after they are prepared;

(viii) providing reasonable assistance in the review of disclosure schedules related to the Financing for completeness and accuracy;

(ix) obtaining and providing customary reserve engineers’ and/or accountants’ comfort letters and consents, including issuing any customary representation letters in connection therewith to each such auditor in connection with Special Financial Statements reasonably requested by Buyer;

(x) facilitating Buyer’s preparation of the documentation necessary to pledge and mortgage the Assets that will be collateral under the Financing provided, that, (x) none of the documents shall be executed and/or delivered except in connection with, or contingent upon, the Closing, (y) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (z) no liability shall be imposed on Sellers or any Affiliate thereof or any of their respective officers or employees involved;

(xi) furnishing prior to the Closing Date, upon Buyer’s prior written request at least ten (10) Business Days prior to the Closing Date, all documentation and other information required by Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001; provided, that, in no event shall Sellers or any Affiliate of Sellers be required to pay any commitment or other fee or incur any other cost, expense, or liability in connection with the Financing that is not covered by the following indemnity (unless promptly reimbursed in accordance with Section 7.7(c)), and provided, further, that nothing herein will require such cooperation to the extent it unreasonably interferes with the business or operations of Seller or its Affiliates.

(c) Buyer shall promptly, upon request by any Seller, reimburse such Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable auditor’s, accountant’s and attorneys’ fees) incurred by Seller in connection with their cooperation contemplated by the provisions of this Section 7.7. Except as expressly set forth in this Agreement, in no event will Sellers or their Affiliates or their representatives have any liability of any kind or nature to Buyer, Buyer, Financing Sources or any other Person arising or resulting from the cooperation provided in this Section 7.7. Without affecting Buyer’s rights under this Agreement, Buyer shall indemnify and hold harmless Sellers and their Affiliates and representatives (including the Representatives) from and against any and all Damages arising from Third-Party claims suffered or incurred by any of them in connection with the arrangement of the Financing and any information utilized in connection therewith; provided, however, that Buyer shall not be required to indemnify and hold harmless Sellers and their representatives to the extent that such losses arise from or are related to information provided by Sellers or its representatives to Buyer in writing specifically for use in the Financing that contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The obligations of Buyer in this Section 7.7 shall survive the Closing.

(d) Notwithstanding anything in this Agreement to the contrary (including this Section 7.7), none of the Sellers or any of their Affiliates or Representatives shall: (i) be required to pay any commitment or other fee or reimburse any expenses in connection with the Financing prior to the Closing; (ii) be required to incur any liability or give any indemnity in connection with the Financing prior to the Closing; (iii) be required to take any action that would require any director, officer or employee of any of Sellers or any of their respective Subsidiaries to execute, or be required to enter into, any document, agreement, certificate or instrument (other than with respect to any authorization letter described in this Section 7.7) in connection with the Financing except as may be effective at or after the Closing; (iv) result in Sellers or any of their Affiliates incurring any liability with respect to the matters relating to the Financing or cause any director, officer or employee of Sellers or any of their Subsidiaries to incur any personal liability in connection with the Financing; (v) provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under Legal Requirement or is legally privileged; (vi) require the pre-Closing Board of Directors of REC and the directors, managers and general partners of the other Sellers to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained; and (vii) require any Seller to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing.

7.8 Special Financial Statements.

(a) At Buyer’s request made within four (4) months after the Closing Date, Sellers shall, and shall cause their respective Affiliates and its and their officers and employees to use commercially reasonable efforts to provide sufficient materials and cooperate with Buyer and its independent auditor (“Buyer’s Auditor”) in Buyer’s preparation, at the sole cost and expense of Buyer, of financial statements relating to the Assets (“Special Financial Statements”), in such form that such statements and the notes thereto can be audited (in the case of annual financial statements) or reviewed (in the case of interim financial statements), to the extent required to be filed by Buyer or its Affiliates with the Securities and Exchange Commission pursuant to the Securities Act and the rules set forth in Regulation S-X (together with any supplementary oil and gas information required by ASC 932-235, including estimates of quantities of proved reserves as of, and a reconciliation of proved oil and gas reserves for, each of the dates and fiscal years required to be presented, and the standardized measure of discounted future net cash flows as of, and a reconciliation of the standardized measure of future discounted cash flows for, each of the dates and fiscal years required to be presented, and to the extent required to be presented in any pro forma financial statements of Buyer that include pro forma adjustments with respect to Sellers), and the rules and regulations thereunder, or the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or to be filed with, or provided to, any other Governmental Authority or pursuant to any other Legal Requirement or in connection with any direct or indirect equity investment in, public or private placement of, or debt financing of, Buyer or its Affiliates.

(b) From the Execution Date until the date four (4) months after the Closing Date, Sellers shall use their commercially reasonable efforts to execute and deliver or cause to be executed and delivered to Buyer’s Auditor such representation letters, in form and substance customary for representation letters provided to external audit firms by management of Sellers or any of their respective Affiliates, as may be reasonably requested by Buyer’s Auditor, with respect to the Special Financial Statements, including any SEC filings that include the Special Financial Statements.

(c) Requests by Buyer for cooperation, access and documentation pursuant to clauses (a) through (b) of this Section 7.8 shall be given with reasonable specificity and with reasonable advance notice to Sellers so as not to unreasonably interfere with any Seller’s or any of Sellers’ Representatives’ conduct of business. In no event shall Sellers’ obligations under this Section 7.8 require any Seller to create or obtain information or records that are not reasonably available to such Seller or its Affiliates.

(d) From the Execution Date until the date four (4) months after the Closing Date, Sellers shall retain, or cause to be retained, all books, records, information and documents in their or their Affiliates’ possession that would reasonably be expected to be necessary in connection with the preparation and audit of financial statements with respect to the Assets.

(e) Buyer shall indemnify, defend and reimburse Sellers and Sellers’ Representatives (including any trustee) for their reasonable out-of-pocket costs, including fees of any independent auditor, consultants, contractors, and general and administrative expenses, incurred by Sellers and Sellers’ Representatives in complying with the provisions of this Section 7.8.

7.9 Tag-Alongs. Sellers shall, prior to the Closing Date, take all reasonably necessary actions within their authority, including complying with all reasonable requests by Buyer, to cause the Bankruptcy Court to enter an Order providing that compliance with all applicable Tag Alongs, the terms of which have not been complied with prior to the date of the Order, is not required in connection with the transactions contemplated herewith.

7.10 Seller Indebtedness. Sellers shall negotiate and obtain on or prior to the Closing Date payoff letters, in customary form and substance for transactions of this nature and reasonably satisfactory to Buyer, with respect to all indebtedness of Sellers set forth on Schedule 4.4(l), and releases of all Encumbrances burdening the Assets that secure such indebtedness, which shall include (a) authorization to release or evidence of the release of any Encumbrances securing such indebtedness and (b) authorization to file or evidence of the filing of UCC-3 termination statements or other instruments or agreements in all applicable jurisdictions to evidence the release of all Encumbrances securing such indebtedness that burdens any Assets.

7.11 Casualty Loss. If prior to or on the Closing Date, any portion of the Assets suffer any Casualty Loss, Buyer and Sellers shall, subject to the satisfaction (or waiver) of the conditions to Closing set forth in Article 9, nevertheless be required to proceed with Closing and Buyer shall be entitled to, and the Assets shall include, any and all claims, causes of action, rights and recoveries with respect to such Casualty Loss to the extent any such recoveries are not used prior to the Closing Date to mitigate or otherwise address such Casualty Loss prior to the Closing Date.

7.12 Assumed Hedge Contracts. Each Party shall use its commercially reasonable efforts to take, on or prior to the Closing, all steps necessary to effectuate the novation of the Assumed Hedge Contracts to Buyer pursuant to the Novation Agreements (including, entering into an ISDA Novation Agreement with each Assumed Hedge Counterparty in form and substance reasonably acceptable to both Buyer and Sellers).

7.13 Suspense Funds. Sellers shall use commercially reasonable efforts to have Sellers’ Liabilities in respect of the Suspense Funds discharged pursuant to an Order of the Bankruptcy Court confirming a plan of liquidation.

7.14 FERC Waivers. Buyer shall prepare and file with the Federal Energy Regulatory Commission (“FERC”) (and Sellers shall cooperate with Buyer in connection therewith) a joint petition for temporary waivers (the “FERC Waivers”) of all applicable capacity release regulations and related policies and requirements of the related tariff requirements of the interstate pipelines providing transportation service pursuant to firm transportation agreements as may be reasonably necessary to facilitate transfer from Sellers and their respective Affiliates to Buyer or its designated Affiliate of the contracts set forth on Schedule 7.14 (or any renewals, extensions or replacements thereof) (collectively the “Firm Transportation Agreements”) on rates, terms and conditions identical to those currently in effect for Sellers prior to the contemplated transfer. Upon issuance of an order by FERC granting the FERC Waivers, Sellers or their applicable Affiliate that is party to each Firm Transportation Agreement shall assign or permanently release to Buyer or its designated Affiliate the interests in the Firm Transportation Agreements.

7.15 Plan of Liquidation. Sellers shall use commercially reasonable efforts to add to or include in any chapter 11 plan of liquidation of the Sellers a provision to the effect that the Buyer is included in the definition of Released Parties (as such term is defined in Sellers’ “Plan of Reorganization of the Debtors and Debtors in Possession Pursuant to Chapter 11 of the Bankruptcy Code,” as filed on July 25, 2018 [Docket No. 533]).

7.16 Release of Avoidance Actions. Effective as of the Closing, Buyer shall irrevocably release and forever waive all avoidance, fraudulent transfer, preference or similar claims, causes of action, rights or proceedings, including all claims under chapter 5 of the Bankruptcy Code, the Uniform Fraudulent Transfer Act, and the Uniform Fraudulent ConveyanceAct enacted by any state, or any other similar state or Federal law, that are included as Assets that the Buyer acquires under this Agreement.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 Taxes.

(a) Transfer Taxes. Buyer shall bear and pay all documentary, stamp, transfer (including real property transfer), motor vehicle registration, sales, use, value added, excise and other similar non-income Taxes and all filing and recording fees (and any interest, penalties and additions with respect to such Taxes and fees) in each case, arising from or relating to the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), regardless of the party on whom liability is imposed under the provisions of the Legal Requirements relating to such Transfer Taxes. Sellers and Buyer will consult and cooperate on a reasonable basis in preparing and timely filing all Tax Returns with respect to any Transfer Taxes and will cooperate on a reasonable basis and otherwise take commercially reasonable efforts to obtain any available exemptions from or reductions in such Transfer Taxes.

(b) Periodic Non-Income Taxes.

(i) Sellers shall be allocated and bear all Periodic Non-Income Taxes attributable to (A) any Tax period ending prior to the Effective Time and (B) the portion of any Straddle Period ending immediately prior to the Effective Time (the “Pre-Effective Time Straddle Period”).

(ii) For purposes of Section 8.1(b)(i), (i) Periodic Non-Income Taxes that are attributable to the severance or production of Hydrocarbons (other than such Periodic Non-Income Taxes described in clause (iii), below) shall be allocated to the period in which the severance or production giving rise to such Periodic Non-Income Taxes occurred, (ii) Periodic Non-Income Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Periodic Non-Income Taxes described in clause (i) or (iii)), shall be allocated to the period in which the transaction giving rise to such Periodic Non-Income Taxes occurred, and (iii) Periodic Non-Income Taxes that are ad valorem, property or other Periodic Non-Income Taxes imposed on a periodic basis pertaining to a Pre-Effective Time Straddle Period will be based upon the ratio of the number of days in the Pre-Effective Time Straddle Period to the total number of days in the Straddle Period.

(c) Cooperation and Audits. Buyer and Sellers will cooperate on a reasonable basis with each other regarding Tax matters relating to the Assets (including the execution of appropriate powers of attorney) and will make available to the other as reasonably requested all information, records and documents relating to Taxes relating to the Assets until the expiration of the applicable statute of limitations or extension thereof or the conclusion of all audits, appeals or litigation with respect to such Taxes.

8.2 Assigned Contracts; Adequate Assurance and Performance.

(a) With respect to each Assigned Contract, Buyer will use commercially reasonable efforts to deliver within twenty-four (24) hours of being declared by Sellers as the Successful Bidder information sufficient to demonstrate Buyer’s adequate assurance of the future performance by Buyer of each such Assigned Contract as required under Section 365 of the Bankruptcy Code, which information Sellers will be permitted to disseminate to any Third Party that is party to any such desired 365 Contract.

(b) From and after Closing, Buyer will pay, perform or satisfy the Assumed Liabilities from time to time and as such Assumed Liabilities become due and payable or are required to be performed or satisfied in accordance with their respective terms.

(c) Without limiting the provisions of Section 8.2(a), Buyer acknowledges that Sellers have no duty to maintain any bonds, letters of credit, guarantees, cash deposits and insurance to secure performance or payment under any Assigned Contracts (collectively, “Seller Credit Obligations”) after the Closing, and Buyer agrees to reasonably cooperate with Sellers in Sellers’ efforts to secure the release of any Seller Credit Obligations posted by Sellers set forth on Disclosure Schedule 8.2(c). On or before the Closing, Buyer will use commercially reasonable efforts to obtain, or cause to be obtained in the name of Buyer, replacements for the Seller Credit Obligations.

8.3 Employee Matters.

(a) Transferred Employees. On the date of the execution of this Agreement or within five (5) days thereafter, Sellers shall make commercially reasonable efforts to make available to Buyer each of the Applicable Employees and Applicable Contractors to discuss potential offers of employment or engagement with Buyer or its Affiliate. Buyer shall provide Sellers, in writing, not later than five (5) calendar days prior to the Closing Date, a list of those Applicable Employees to whom Buyer or its Affiliate has made offers of employment and a list of Applicable Contractors to whom Buyer or its Affiliate has made an offer of employment or engagement. Such offers to Applicable Employees and Applicable Contractors shall be for employment or engagement as of the Closing Date or, if later, such date on which the Applicable Employee or Applicable Contractor returns from a leave of absence (so long as such return occurs within 90 days after the Closing or such later time as may be required by applicable Legal Requirements). The Applicable Employees who accept an offer described in this Section 8.3(a) by the Closing Date and assume employment with Buyer or its Affiliate on or after the Closing are hereinafter referred to as the “Transferred Employees.” Sellers shall waive, or cause to be waived, any Contracts between a Seller or its Affiliate and a Transferred Employee or Applicable Contractor who accepts employment or engagement with Buyer or its Affiliate that would prevent or limit such Applicable Contractor or Transferred Employee from becoming employed by, or providing services to or for, Buyer or any of its Affiliates.

(b) Employment Tax Reporting. With respect to each Transferred Employee, Buyer and Sellers shall, and shall cause their respective Affiliates to, treat Buyer (or the applicable Affiliate of Buyer) as a “successor employer” and Sellers (or the applicable Affiliate of a Seller) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code and the

applicable Treasury Regulations thereunder for purposes of Taxes imposed under the United States Federal Insurance Contributions Act, as amended (“FICA”) and the United States Federal Unemployment Tax Act, as amended (“FUTA”). Pursuant to the standard procedure set forth in Revenue Procedure 2004-53, 2004-34 I.R.B. 320, if the Closing occurs (i) Buyer and Sellers shall report on a predecessor/successor basis as set forth therein, (ii) Sellers will not be relieved from filing a Form W-2 with respect to any Transferred Employees and (iii) Buyer will undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee only with respect to the portion of the year that includes the Closing Date during which such Transferred Employees are employed by Buyer or its Affiliate, excluding the portion of such year that such Transferred Employee was employed by a Seller or its Affiliate.

(c) No Obligations. No provision in this Section 8.3 or otherwise in this Agreement, whether express or implied, will (i) create any third-party beneficiary or other rights in any employee or former employee of Sellers or any of their subsidiaries or Affiliates (including any beneficiary or dependent thereof), any other participant in any Seller Benefit Plan or any other Person; (ii) create any rights to continued employment with Sellers, Buyer or any of their respective subsidiaries or Affiliates or in any way limit the ability of Sellers, Buyer or any of their respective subsidiaries or Affiliates to terminate the employment of any individual at any time and for any reason; or (iii) constitute or be deemed to constitute an amendment to any Seller Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Sellers, Buyer or any of their subsidiaries or Affiliates.

8.4 Post-Closing Books and Records and Personnel.

For one (1) year after the Closing Date, (a) Buyer will not dispose of or destroy any of the Records received by Buyer as Assets and (b) Buyer will allow Sellers (including, for clarity, any trust established under a Chapter 11 plan of Sellers or any other successors of Sellers) and any of its directors, officers, employees, counsel, representatives, accountants and auditors reasonable access during normal business hours, upon reasonable advance notice, to any Records included in the Assets for purposes relating to the Bankruptcy Case, the wind-down of the operations of Sellers or any such trusts and Sellers (including any such trust) and such directors, officers, employees, counsel, representatives, accountants and auditors will have the right, at Sellers’ sole cost and expense to make copies of any such Records for such purposes. Until the closing of the Bankruptcy Case or the liquidation and winding up of Sellers’ estate, Sellers may keep a copy of the Records and, at Sellers’ sole expense, will make all records, and Sellers’ personnel available to Buyer as may be reasonably required by Buyer in connection with, among other things, any insurance claims by, Proceedings or Tax audits against, or governmental investigations of, Buyer or any of its Affiliates or in order to enable Buyer to comply with its obligations under this Agreement and each other Transaction Document. In the event any Party desires to destroy any such Records prior to the time during which they must be maintained pursuant to this Section 8.4, such Party will first give 90 days’ prior written notice to the other Party and such other Party will have the right at their option and expense, upon prior written notice given within such 90 day period to the Party desiring to destroy such Records or records, to take possession of the Records within 180 days after the date of such notice, or such shorter period as the liquidation and winding up of Sellers’ estate will permit. Except as required by Legal Requirements or to the extent required to enforce its rights with respect to the Excluded Liabilities, from and after the Closing, each Seller will keep confidential and not use the Records and any proprietary or non-proprietary engineering, geological, geophysical and seismic data, files and records that would have been included in the Records but for the failure to obtain a material Third Party consent.

8.5 Disclaimers.

(a) General Disclaimer. To the extent required by applicable Legal Requirements to be operative, the disclaimers of certain warranties contained in this Section 8.5 are “conspicuous disclaimers” for purposes of any applicable Legal Requirements.

(b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLERS EXPRESSLY SET FORTH IN ARTICLE 5 (AS MODIFIED BY THE SCHEDULES HERETO), THE CERTIFICATES OF SELLERS TO BE RECEIVED BY BUYER PURSUANT TO SECTION 9.1 AND SECTION 9.2, (I) NONE OF SELLERS NOR ANY OTHER PERSON MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED OR OTHERWISE, WITH RESPECT TO, OR IN RELATION TO, ANY OF THE ASSETS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND BUYER EXPRESSLY WAIVES AND ACKNOWLEDGES THAT NONE OF SELLERS NOR ANY OTHER PERSON MAKE ANY SUCH WARRANTY OR REPRESENTATION, (II) SELLERS EXPRESSLY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY, IN WRITING OR OTHERWISE) TO BUYER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY STATEMENT, OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF THEIR AFFILIATES) AND (III) ALL PROPERTIES INCLUDED IN THE ASSETS WILL BE CONVEYED BY SELLERS AND ACCEPTED BY BUYER PRECISELY AND ONLY AS IS, WHERE IS, AND WITH ALL DEFECTS AND FAULTS WITHOUT RECOURSE AND WITHOUT WARRANTY (INCLUDING WITHOUT ANY WARRANTY OF TITLE).

(c) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLERS EXPRESSLY SET FORTH IN ARTICLE 5 OF THIS AGREEMENT, THE CERTIFICATES OF SELLERS TO BE RECEIVED BY BUYER PURSUANT TO SECTION 9.1 AND SECTION 9.2, BUYER ACKNOWLEDGES AND AGREES THAT SELLERS ARE CONVEYING THE ASSETS WITHOUT REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED AT COMMON LAW, BY STATUTE, OR OTHERWISE (ALL OF WHICH SELLERS HEREBY DISCLAIM), RELATING TO (I) TITLE, (II) THE MERCHANTABILITY, DESIGN, OR QUALITY OF THE WELLS AND THE EQUIPMENT, (III) THE FITNESS OF THE WELLS AND THE EQUIPMENT FOR ANY PARTICULAR PURPOSE, (IV) THE ABSENCE OF PATENT, LATENT OR REDHIBITORY VICES OR DEFECTS, (V) THE ENVIRONMENTAL OR PHYSICAL CONDITION OF THE ASSETS (SURFACE AND SUBSURFACE), (VI) THE QUANTITY, RECOVERABILITY, OR VALUE OF HYDROCARBON RESERVES, (VII) COMPLIANCE WITH LEGAL REQUIREMENTS, (VIII) THE CONTENTS, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, OR ANY

REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (IX) GEOGRAPHIC, GEOLOGIC OR GEOPHYSICAL CHARACTERISTICS, OR THE EXISTENCE, QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (X) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (XI) CONTRACTUAL, ECONOMIC, FINANCIAL INFORMATION AND/OR OTHER DATA AND ANY RELATED MAPS, ESTIMATIONS OR PROJECTIONS MADE IN SALE PRESENTATIONS, MARKETING MATERIALS, (XII) CONTINUED FINANCIAL VIABILITY, INCLUDING PRESENT OR FUTURE VALUE OR ANTICIPATED INCOME OR PROFITS, (XIII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (XIV) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO BUYER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS PRIOR TO CLOSING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, (XV) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT OR (XVI) ANY OTHER MATTER WHATSOEVER, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT BUYER WILL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE AND BUYER IRREVOCABLY WAIVES ANY AND ALL CLAIMS THEY MAY HAVE AGAINST SELLERS ASSOCIATED WITH SAME.

(d) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF SELLERS EXPRESSLY SET FORTH IN ARTICLE 5 OF THIS AGREEMENT THE CERTIFICATES OF SELLERS TO BE RECEIVED BY BUYER PURSUANT TO SECTION 9.1 AND SECTION 9.2, SELLERS HAVE NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAW, ASSUMED LIABILITIES RELATING TO ENVIRONMENTAL LAW, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE WILL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND BUYER IS DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

8.6 Successor Operator. Sellers will use commercially reasonable efforts to support Buyer’s efforts to be appointed or to have a designee appointed as the successor operator of those Properties that any Seller currently operates. Notwithstanding anything to the contrary in this Agreement, Sellers make no representations or warranties to Buyer as to the transferability of operatorship of any Properties which a Seller currently operates. Rights and obligations associated with operatorship of the Properties are governed by operating agreements or similar agreements and, to the extent such agreements are Assigned Contracts, will be determined in accordance with the terms of such agreements.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER TO CLOSE

The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver in writing by Buyer, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. The representations and warranties of Sellers contained in this Agreement that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and the representations and warranties of Sellers contained in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and Buyer shall have received a certificate of REC to such effect signed by a duly authorized officer thereof.

9.2 Sellers’ Performance. Each covenant and agreement that a Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects (except those covenants and agreements that are qualified as to materiality or material adverse effect or similar expressions shall have been duly performed and complied with in all respects), and Buyer shall have received a certificate of REC to such effect signed by a duly authorized officer thereof.

9.3 Sellers’ Deliveries. Each of the deliveries required to be made to Buyer pursuant to Section 4.4 shall have been delivered (or Sellers shall be ready, willing and able to make such deliveries).

ARTICLE 10

CONDITIONS PRECEDENT TO THE OBLIGATION OF BUYER AND SELLERS

The respective obligations of Buyer and Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver in a joint writing by Buyer and Sellers, at or prior to the Closing, of each of the following conditions:

10.1 No Order.

There shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

10.2 Sale Order.

The Bankruptcy Court shall have entered the Sale Order and the effectiveness of such Sale Order shall not have been stayed.

10.3 HSR Act. If applicable, the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted.

ARTICLE 11

CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLERS TO CLOSE

Sellers’ obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver in writing by REC, at or prior to the Closing, of each of the following conditions:

11.1 Accuracy of Representations. The representations and warranties of Buyer contained in this Agreement that are not qualified by materiality shall be true and correct in all material respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and the representations and warranties of Buyer contained in this Agreement that are qualified by materiality shall be true and correct in all respects on and as of the Closing, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and Sellers shall have received a certificate of Buyer to such effect signed by a duly authorized officer thereof.

11.2 Buyer’s Performance. Each covenant and agreement that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects (except those covenants and agreements that are qualified as to materiality or similar expressions shall have been duly performed and complied with in all respects), and Sellers shall have received a certificate of Buyer to such effect signed by a duly authorized officer thereof.

11.3 Buyer’s Deliveries. Each of the deliveries required to be made to Sellers pursuant to Section 4.3 shall have been delivered (or Buyer shall be ready, willing and able to make such deliveries).

ARTICLE 12

TERMINATION

12.1 Termination Events. Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of REC and Buyer;

(b) by written notice of either REC or Buyer to such other Party if:

(i) the Closing has not occurred by the close of business on November 1, 2018 (the “Outside Date”); or

(ii) there is in effect a final and non-appealable Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by Buyer by written notice to REC if:

(i) any condition to the obligations of Buyer set forth in Article 9 or Article 10 has become reasonably incapable of fulfillment and such condition is not waived in writing by Buyer;

(ii) (A) any Seller is in breach of any representation or warranty or any covenant or agreement contained in this Agreement, the Bid Procedures Order and/or the Sale Order, (B) such breach would result in a failure of a condition set forth in Article 9 or Article 10 and (C) such breach has not been cured by the earlier of (1) twenty (20) Business Days after the giving of written notice by Buyer to Sellers of such breach and (2) the Outside Date;

(iii) any Seller files a motion to have the Bankruptcy Court enter an Order dismissing, or converting the Bankruptcy Case into cases under chapter 7 of the Bankruptcy Code or appointing a trustee in the Bankruptcy Case or appointing an examiner with enlarged power related to the operation of the Business (beyond those set forth in Section 1106(a)(3) or (4) of the Bankruptcy Code) under Section 1106(b) of the Bankruptcy Code;

(iv) the Sale Order is not entered by the Bankruptcy Court within thirty (30) days of the execution of this Agreement by all Parties;

(v) the Sale Order is amended, modified, vacated, reversed, or terminated without the prior written consent of Buyer;

(d) by REC by written notice to Buyer if:

(i) any condition to the obligations of Sellers set forth in Article 10 or Article 11 has become incapable of fulfillment and such condition is not waived in writing by Sellers;

(ii) (A) Buyer breaches any representation or warranty or any covenant or agreement contained in this Agreement, (B) such breach would result in a failure of a condition set forth in Article 10 or Article 11 and (C) such breach has not been cured by the earlier of (1) twenty (20) Business Days after the giving of written notice by REC to Buyer of such breach and (2) the Outside Date;

(e) automatically with no further action by any Party if the Bankruptcy Court shall have entered an order approving a Competing Bid as the Successful Bidder, Buyer is the Backup Bidder (as defined in the Bid Procedures Order) and the transaction contemplated by such Competing Bid either (i) is thereafter consummated or (ii) has not terminated but has not yet been consummated by the date forty-five (45) days after the Sale Hearing (as defined in the Bid Procedures Order);

provided, however, that no Party shall be entitled to terminate this Agreement under Section 12.1(b)(i), Section 12.1(c)(i), Section 12.1(c)(ii), or Section 12.1(d) if such Party’s breach of any representations or warranties set forth herein or such Party’s breach of its covenants and agreements hereunder (or with respect to Sellers under the Bid Procedures Order and/or the Sale Order) causes any of the conditions to Closing set forth in Article 10 and/or Article 11 for a breach by Sellers, or Article 9 and/or Article 10, for a breach by Buyer, not to be satisfied.

12.2 Effect of Termination.

(a) Except as provided in this Section 12.2, in the event of a valid termination of this Agreement by Buyer or Sellers pursuant to this Article 12, all rights and obligations under this Agreement will terminate without any Liability of any Party or Person to any other Party or Person.

(b) The provisions of this Article 12, Section 3.2, and Section 7.1(b) (and, to the extent applicable to the interpretation or enforcement of such provisions, Article 1 and Article 13) will expressly survive the termination of this Agreement.

(c) In the event that (i) this Agreement was not terminated pursuant to Section 12.1(c)(iii) or Section 12.1(e), (ii) all conditions precedent to the obligations of Buyer set forth in Article 9 and Article 10 have been satisfied or waived in writing by Buyer (or would have been satisfied except for the breach or failure of any of Buyer’s representations, warranties or covenants hereunder) and (iii) the Closing has not occurred solely as a result of the breach or failure of any of Buyer’s representations, warranties, or covenants hereunder, including, if and when required, Buyer’s obligations to consummate the transactions contemplated hereunder at Closing, then Sellers shall, as their sole and exclusive remedy for any and all such breaches by Buyer, be entitled to terminate this Agreement and retain the entirety of the Deposit Amount for the sole account and use of Sellers as liquidated damages hereunder. Sellers and Buyer acknowledge and agree that (A) Sellers’ actual damages upon the event of such a termination are difficult to ascertain with any certainty, (B) the Deposit Amount is a fair and reasonable estimate by the Parties of such aggregate actual damages of Sellers, and (C) such liquidated damages do not constitute a penalty.

(d) In the event that (i) this Agreement was not terminated pursuant to Section 12.1(c)(iii)-(v)or Section 12.1(e), (ii) all conditions precedent to the obligations of Sellers set forth in Article 10 and Article 11 have been satisfied or waived in writing by Sellers (or would have been satisfied except for the breach or failure of any of Sellers’ representations, warranties or covenants hereunder, the Bid Procedures Order and/or the Sale Order) and (iii) the Closing has not occurred solely as a result of the material breach or material failure of Sellers’ representations, warranties or covenants under this Agreement, the Bid Procedures Order and/or the Sale Order, including, if and when required, Sellers’ obligations to consummate the transactions contemplated hereunder at Closing, then Buyer shall be entitled to seek specific performance of this Agreement (and during the pendency of any proceeding initiated by or on behalf of Buyer seeking specific performance of this Agreement shall not automatically terminate) and any and all other remedies against Sellers available at law or in equity.

(e) In the event that this Agreement is terminated and Sellers are not entitled or required to receive the Deposit Amount under Section 12.2(c), Buyer shall be entitled to receive the entirety of the Deposit Amount.

(f) Promptly, but in no event later than three (3) Business Days after the termination of this Agreement, the Parties shall execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to disburse via wire transfer of immediately available funds the entirety of the Deposit Amount to the Party entitled to receive the Deposit Amount as provided in this Section 12.2.

(g) Each Party acknowledges that as express consideration for the Parties entering into this Agreement and such Party’s representations, warranties and covenants set forth herein, each Party covenants and agrees that, solely with respect to Buyer’s rights under Section 12.2(d), (i) Buyer would be irreparably harmed by any breaches by Sellers of their obligations to consummate the transactions hereunder as and when required by Sellers hereunder, (ii) monetary damages would not be a sufficient remedy for any violation of the terms of this Agreement with respect to Buyer’s rights under Section 12.2(d), (iii) Buyer shall be entitled to equitable relief, including injunction (without the posting of any bond and without proof of actual damages) and specific performance, in the event of any breach of the provisions of this Agreement with respect to each Parties’ rights under Section 12.2(d), in addition to all other remedies available at law or in equity, including monetary damages, and (iv) Sellers, nor its Representatives shall oppose the granting of specific performance or any such relief as a remedy with respect to Buyer’s rights under Section 12.2(d).

ARTICLE 13

GENERAL PROVISIONS

13.1 No Survival of Representations and Warranties.

The representations and warranties contained herein and in any certificate or other Transaction Document delivered by any Party pursuant to this Agreement will terminate upon and not survive the Closing and there will be no liability thereafter in respect thereof. Each Party’s covenants and other agreements contained in this Agreement will terminate upon the Closing, except the Post-Closing Covenants applicable to such Party, which will survive the Closing until the earlier of (a) performance of such covenant in accordance with this Agreement or, (b)(i) if time for performance of such Post-Closing Covenant is specified in this Agreement, thirty (30) days following the expiration of the time period for such performance or (ii) if time for performance of such Post-Closing Covenant is not specified in this Agreement, the expiration of the applicable statute of limitations with respect to any claim for any failure to perform such Post-Closing Covenant; provided that if a written notice of any claim with respect to any covenant is given prior to the expiration thereof then such covenant will survive until, but only for purposes of, the resolution of such claim by final, non-appealable judgment or settlement.

13.2 Notices.

All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) when delivered by hand (with written confirmation of receipt), (b) when sent by email (with read receipt requested, with the receiving Party being obligated to respond affirmatively to any read receipt requests delivered by the sending Party), (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), or (d) when received by the addressee, if sent by registered or certified mail (postage prepaid, return receipt requested), in each case to the appropriate addresses and representatives (if applicable) set forth below (or to such other addresses and representatives as a Party may designate by notice to the other Parties):

(i) If to any Seller, then to:

Rex Energy Corporation

Attn: Tom Stabley; John Luke

366 Walker Drive

State College, PA 16801

E-mail: tstabley@rexenergycorp.com; jluke@rexenergycorp.com

with a copy (which will not constitute notice) to:

Jones Day

717 Texas

Suite 3300

Houston, TX 77002

Attn: Stephen T. Olson; Thomas A. Howley

Phone: (832) 239-3744; (832) 239-3790

E-mail: solson@jonesday.com; tahowley@jonesday.com

- and -

Jones Day

250 Vesey Street

New York, NY 10281

Attn: Michael J. Cohen

Phone: (212) 326-3873

E-mail: mcohen@jonesday.com

(ii) If to Buyer:

PennEnergy Resources, LLC

Attn: Richard D. Weber

1000 Commerce Drive

Park Place One, Suite 400

Pittsburgh, PA 15275

Phone: (412) 275-3200

E-mail: rdweber@pennenergyresources.com

with a copy (which will not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin, Suite 2500 Houston, Texas 77002

Attn: Bryan Edward Loocke

Email: bloocke@velaw.com

Office: (713) 758-3281

- and –

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, NY 10103

Attn: David S. Meyer

Email: dmeyer@velaw.com

Office: (212) 237-0058

- and –

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, NY 10103

Attn: Jessica C. Peet

Email: jpeet@velaw.com

Office: (212) 237-0108

13.3 Waiver; Waiver of Damages.

(a) Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Legal Requirements, (i) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (ii) no notice to or demand on one Party will be deemed to be a waiver of any right of the party hereto that gives such notice or demand to take further action without notice or demand.

(b) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY WILL BE LIABLE TO ANY OTHER PARTY HERETO FOR SPECIAL, INDIRECT, EXEMPLARY, CONSEQUENTIAL (INCLUDING LOST PROFITS) OR PUNITIVE DAMAGES ARISING OUT OF, ASSOCIATED WITH, OR RELATING TO THIS AGREEMENT AND THE PARTIES HEREBY WAIVE ALL CLAIMS FOR ANY SUCH DAMAGES, OTHER THAN ANY AND ALL SUCH DAMAGES (INCLUDING LOST PROFITS) THAT ARE SUFFERED OR INCURRED BY ANY THIRD PARTY FOR WHICH RESPONSIBILITY IS ALLOCATED AMONG THE PARTIES UNDER THE TERMS HEREOF.

(c) Sellers and Buyer acknowledge that, following Closing, the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated by this Agreement. As the payment of money shall be adequate compensation, following Closing, Buyer and Sellers waive any right to rescind this Agreement or any of the transactions contemplated hereby.

13.4 Entire Agreement; Amendment.

This Agreement (including the Schedules, Disclosure Schedules and the Exhibits) and the other Transaction Documents supersede all prior agreements between Buyer and Sellers with respect to its subject matter and constitute a complete and exclusive statement of the terms of the agreements between Buyer and Sellers with respect to the subject matter hereof and thereof. This Agreement, including all exhibits hereto, may not be amended, modified or supplemented, or the terms hereof waived, except by a written agreement executed by all of the Parties; provided, however, notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in this Section 13.4, Section 13.11 and Section 13.12 (and the defined terms used therein) may not be amended, modified or altered in a manner adverse to the interests of the Financing Sources without the prior written consent of the Financing Sources affected thereby (it being understood that the consent of any Person described in clause (b) of the definition of “Financing Source” shall not be required).

13.5 Assignment.

This Agreement, and the rights, interests and obligations hereunder, may not be assigned by any Party (by operation of law or otherwise) without the express written consent of the other Parties; provided, however, that Sellers may assign some or all of their rights or delegate some or all of their obligations hereunder to successor entities pursuant to a plan of reorganization confirmed by the Bankruptcy Court. Any assignment in violation of this Section 13.5 will be deemed void ab initio. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

13.6 Severability.

The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability.

13.7 Expenses.

Except as otherwise expressly provided in this Agreement, each of Sellers, on the one hand, and Buyer, on the other hand, will bear its own respective expenses incurred in connection with the negotiation and execution of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. Without limiting the foregoing, Buyer will pay the filing fee required in connection with (a) any HSR Act filing or any other filing in connection with any Antitrust Laws and (b) any fee required to be paid to the Escrow Agent in connection with the Deposit Escrow Agreement.

13.8 Specific Performance.

The Parties agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof, including if any of the Parties fails to take any action required of it hereunder to consummate the transactions contemplated by this Agreement, and, accordingly, (a) prior to the Closing, each Party will be entitled to an injunction or injunctions without proof of damages or posting a bond or other security to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, including specific performance of such covenants, promises or agreements or an order enjoining such party hereto from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement, and (b) from and after the Closing, any Party will be entitled to an injunction or injunctions without proof of damages or posting a bond or other security to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity. The right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither Sellers nor Buyer would have entered into this Agreement.

13.9 Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver.

(a) Except (i) to the extent the mandatory provisions of the Bankruptcy Code apply, (ii) for any real or immovable property issues, which will be governed by and construed and enforced in accordance with the internal laws of the State or Commonwealth in which such real or immovable property is located (without reference to the choice of law rules of such State or Commonwealth) and (iii) as set forth in Section 13.12, this Agreement will be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely in such state without regard to principles of conflicts or choice of laws or any other Legal Requirement that would make the laws of any other jurisdiction other than the Commonwealth of Pennsylvania applicable hereto.

(b) Subject to Section 13.12, without limitation of any Party’s right to appeal any Order of the Bankruptcy Court, (i) the Bankruptcy Court will retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby and (ii) any and all claims relating to the foregoing will be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent and submit to the exclusive jurisdiction and venue of the Bankruptcy Court and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Proceeding. The Parties each hereby irrevocably waive, to the fullest extent permitted by applicable Legal Requirements, the defense of an inconvenient forum to the maintenance of any such Proceeding. The Parties each consent to service of process by mail (in accordance with Section 13.2) or any other manner permitted by law.

(c) THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY OR SUCH PARTY’S REPRESENTATIVES IN THE NEGOTIATION OR PERFORMANCE HEREOF.

13.10 Counterparts.

This Agreement and any amendment hereto may be executed in one (1) or more counterparts, each of which will be deemed to be an original of this Agreement or such amendment and all of which, when taken together, will constitute one and the same instrument. Notwithstanding anything to the contrary in Section 13.2, delivery of an executed counterpart of a signature page to this Agreement or any amendment hereto by facsimile or email attachment will be effective as delivery of a manually executed counterpart of this Agreement or such amendment, as applicable.

13.11 Parties in Interest; No Third Party Beneficiaries.

This Agreement will inure to the benefit of and be binding upon Buyer, Sellers and their respective successors and permitted assigns. This Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable benefit, claim, cause of action, remedy or right of any kind, except that Section 13.4 and Section 13.12 are intended for the benefit of and is enforceable by the Party Affiliates including the Financing Sources, provided that in each case such party will be subject to all the limitations and procedures of this Agreement as if it were a Party hereunder. For the avoidance of doubt, the Financing Sources shall be deemed third party beneficiaries of the provisions set forth in Section 13.4 and Section 13.12, each of which shall be enforceable by each Financing Source and none of which shall be amended or otherwise modified in any way that adversely affects the rights of any Financing Source without the prior written consent of the Financing Sources.

13.12 No Recourse.

(a) Notwithstanding anything that may be expressed or implied in this Agreement or any Transaction Document, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that (i) no Persons other than the Parties will have any obligation hereunder, and (ii) it has no, rights of recovery hereunder against, and no recourse relating to or arising out of this Agreement, the Financing or otherwise in connection with the transactions contemplated hereunder or therewith, whether at law or in equity, in contract, in tort, or otherwise or in respect of any oral representations made or alleged to be made in connection herewith or therewith against, any Financing Source, former, current or future Affiliate, incorporator, controlling Person, fiduciary, Representative, co-owner or equity holder of any Party (or any of their successors or permitted assignees) (each, a “Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such Person against the Party Affiliates, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Legal Requirement, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Party Affiliate, as such, for any obligations of the applicable Person relating to or arising out of this Agreement, the Financing or otherwise in connection with the transactions contemplated hereunder, whether at law or in equity, in contract, in tort, or otherwise or any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Neither Sellers, nor any of their Affiliates or their respective Representatives, (i) will have any rights or claims against any Financing Source (solely in their respective capacities as Financing Sources) in connection with this Agreement or any other agreement contemplated by, or entered into in connection with, the acquisitions contemplated by this Agreement or otherwise, including any commitments by the Financing Sources in respect of financing the transactions contemplated by this Agreement, (ii) will seek to enforce this Agreement against any Financing Source (solely in their respective capacities as Financing Sources) or (iii) will bring any claim or cause of action against any Financing Source (solely in their respective capacities as Financing Sources) under this Agreement or any other agreement contemplated by, or entered into in connection with, the acquisitions contemplated by this Agreement or otherwise, including any commitments by the Financing Sources in respect of financing the transactions contemplated by this Agreement. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortuous nature.

(b) Notwithstanding anything in this Agreement to the contrary, to the extent the provisions of Section 13.12(a) are determined by a court of competent jurisdiction to not be enforceable, the Parties hereto acknowledge and irrevocably agree (i) that any Proceeding, whether involving claims in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated by this Agreement and the Transaction Documents, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Proceeding in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 13.2 shall be effective service of process against them for any such Proceeding brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by applicable Legal Requirements, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Proceeding, (vi) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; and (vii) that any such Proceedings shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

(c) To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(d) EACH OF THE PARTIES HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LITIGATION, ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH ANY ACTION, CLAIM, PROCEEDING, CAUSE OF ACTION OR SIMILAR CLAIMS OR ASSERTIONS OF ANY KIND OR DESCRIPTION REFERRED TO IN THIS SECTION 13.12.

13.13 Disclosure Schedules; Materiality.

The inclusion of any matter in any Disclosure Schedule will be deemed to be a disclosure in all other Disclosure Schedules, without the need for repetition or cross reference, to the extent that the relevance of such disclosure to the other Disclosure Schedules is reasonably apparent. The inclusion of any matter in any Disclosure Schedule will not be deemed to constitute an admission, or otherwise imply, that any such matter is material or creates a measure for materiality for purposes of this Agreement. The disclosure of any particular fact or item in any Disclosure Schedule will not be deemed an admission as to whether the fact or item is “material” or would constitute a “Material Adverse Effect.”

13.14 Liquidating Trustee.

If at any time any Seller liquidates, its estate is converted to Chapter 7, or otherwise has a trustee or other representative appointed by the Bankruptcy Court (as applicable, a “Trustee”), then (a) such Trustee will be bound to perform the obligations of Sellers and will be entitled to exercise the rights of Sellers under this Agreement, and (b) with respect to all of Sellers’ assets that are abandoned (if any) following the Execution Date, Sellers grant to such Trustee a power of attorney for purposes of performing Sellers’ obligations under Section 2.6 with respect to such abandoned assets. Sellers acknowledge and agree that the power of attorney granted to such Trustee (if any) pursuant to the foregoing clause (b) is coupled with an interest and will be irrevocable. Further, such power of attorney will also be granted to Buyer for purposes of performing Sellers’ obligations under Section 2.6 with respect to such abandoned assets, as determined by Buyer, and in the event Buyer exercises such power of attorney, the Trustee will not commit any act or take any action that is inconsistent with such exercise by Buyer, except as requested in writing by Buyer.

13.15 Seller Representative.

(a) Each Rex Subsidiary, by executing this Agreement, irrevocably constitutes and appoints REC and its successors, acting as hereinafter provided, as such appointing Person’s attorney-in-fact to act on behalf of such Person in connection with the authority granted to REC pursuant to this Section 13.15, and acknowledges that such appointment is coupled with an interest.

(b) Each Rex Subsidiary, by the appointment described in Section 13.15(a), (i) authorizes REC subsequent to the Execution Date (A) to give and receive written consents, reports, notices and communications to or from Buyer relating to this Agreement, the transactions contemplated by this Agreement and the other Transaction Documents, (B) to act on such appointing Person’s behalf with respect to any and all matters affecting such appointing Person in this Agreement, including giving and receiving all notices and communications to be given or received with respect to any such matters, and (C) to negotiate, compromise and resolve any dispute that may arise under this Agreement; provided, however, that in each of clauses (A) through (C) preceding, REC will not have the authority to execute any agreements or documents (other than consents, reports, notices and communications) on behalf of each Rex Subsidiary, and (ii) agrees to be bound by all agreements and determinations made by and documents executed and delivered by REC pursuant to the authority granted to REC hereunder.

(c) Each Rex Subsidiary, by the execution of this Agreement, expressly acknowledges and agrees that (i) REC is authorized to act on its behalf with respect to this Agreement, notwithstanding any dispute or disagreement between such appointing Person and REC, and (ii) Buyer will be entitled to solely interact with, and rely on any and all actions taken by, REC under this Agreement without any liability to, or obligation to inquire of, such appointing Person. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, REC that is within the scope of REC’s authority under this Section 13.15 will constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of Sellers and will be final, binding and conclusive upon such appointing Person. Buyer will be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or interaction of, such appointing Person and Sellers.

(d) Each Seller and Seller Representative is, and hereby agrees to be, jointly and severally liable to Buyer with respect to the representations, warranties and covenants of each Seller set forth herein and/or in each Transaction Document.

13.16 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Article 9, Article 10 or Article 11, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized representatives, all as of the day and year first above written.

REC
Rex Energy Corporation

By:	/s/ Thomas C. Stabley
Name:	Thomas C. Stabley
Title:	President and Chief Executive Officer

Rex Subsidiaries
R.E. Gas Development, LLC

By:	/s/ Thomas C. Stabley
Name:	Thomas C. Stabley
Title:	President and Chief Executive Officer

Rex Energy Operating Corp.

By:	/s/ Thomas C. Stabley
Name:	Thomas C. Stabley
Title:	President and Chief Executive Officer

Rex Energy I, LLC

By:	/s/ Thomas C. Stabley
Name:	Thomas C. Stabley
Title:	President and Chief Executive Officer

Signature Page Asset Purchase Agreement

BUYER
PennEnergy Resources, LLC

By:	/s/ Richard D. Weber
Name:	Richard D. Weber
Title:	Chairman and Chief Executive Officer

Signature Page Asset Purchase Agreement